     As filed with the Securities and Exchange Commission on January 9, 2004
                                               Securities Act File No. 333-36588
                                       Investment Company Act File No. 811-09937
               --------------------------------------------------
               --------------------------------------------------
                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   ----------

                                    FORM N-2


           REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 [X]
                         PRE-EFFECTIVE AMENDMENT NO. [_]
                       POST-EFFECTIVE AMENDMENT NO. 2 [X]


                                     AND/OR


       REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 [X]
                               AMENDMENT NO. 6 [X]


                                   ----------

                              MUNDER @VANTAGE FUND
             (Exact Name of Registrant as Specified in its Charter)

                          c/o Munder Capital Management
                                480 Pierce Street
                              Birmingham, MI 48009
                    (Address of Principal Executive Offices)
       Registrant's Telephone Number, including Area Code: (248) 647-9200

                                   ----------

                             Stephen J. Shenkenberg
                                480 Pierce Street
                              Birmingham, MI 48009
                     (Name and Address of Agent for Service)

                                   Copies To:
                              Jane A. Kanter, Esq.
                                   Dechert LLP
                               1775 I Street, N.W.
                              Washington, DC 20006

                                   ----------

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this registration statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. [X]

It is proposed that this filing will become effective when declared effective pursuant to Section 8(c).

                              CROSS REFERENCE SHEET

                           PARTS A AND B OF PROSPECTUS

----------------------------------------------------------------------------------------------------
Item  Caption                                     Location In Prospectus
 No.
----------------------------------------------------------------------------------------------------
  1.  Outside Front Cover Page                    Outside Front Cover Page
----------------------------------------------------------------------------------------------------
  2   Inside Front and Outside Back Cover Page    Inside Front and Outside Back Cover Page
----------------------------------------------------------------------------------------------------
  3.  Fee Table and Synopsis                      Summary of Fund Expenses
----------------------------------------------------------------------------------------------------
  4.  Financial Highlights                        Financial Highlights
----------------------------------------------------------------------------------------------------
  5.  Plan of Distribution                        Outside Front Cover Page; How to Purchase Fund
                                                  Shares
----------------------------------------------------------------------------------------------------
  6.  Selling Shareholders                        Not Applicable
----------------------------------------------------------------------------------------------------
  7.  Use of Proceeds                             Use of Proceeds
----------------------------------------------------------------------------------------------------
  8.  General Description of the Registrant       Outside Front Cover Page; Investment Objective and
                                                  Principal Strategies
----------------------------------------------------------------------------------------------------
  9.  Management                                  Management of the Fund; Use of Proceeds
----------------------------------------------------------------------------------------------------
 10.  Capital Stock, Long-Term Debt, and Other    Shares of Beneficial Interest; Distribution
      Securities                                  Policy
----------------------------------------------------------------------------------------------------
 11.  Defaults and Arrears on Senior Securities   Not Applicable
----------------------------------------------------------------------------------------------------
 12.  Legal Proceedings                           Not Applicable
----------------------------------------------------------------------------------------------------
 13.  Table of Contents of the Statement of       Table of Contents of the Statement of Additional
      Additional Information                      Information
----------------------------------------------------------------------------------------------------
 14.  Cover Page of SAI                           Cover Page (SAI)
----------------------------------------------------------------------------------------------------
 15.  Table of Contents of SAI                    Table of Contents (SAI)
----------------------------------------------------------------------------------------------------
 16.  General Information and History             Not Applicable
----------------------------------------------------------------------------------------------------
 17.  Investment Objective and Policies           Additional Investment Policies (SAI)
----------------------------------------------------------------------------------------------------
 18.  Management                                  Trustees and Officers (SAI);
----------------------------------------------------------------------------------------------------
                                                  Investment Advisory and Other Services (SAI)
----------------------------------------------------------------------------------------------------
 19.  Control Persons and Principal Holders of
      Securities                                  Not Applicable
----------------------------------------------------------------------------------------------------
 20.  Investment Advisory and Other  Services     Investment Advisory and Other Services (SAI)
----------------------------------------------------------------------------------------------------
 21.  Brokerage Allocation and Other Practices    Brokerage Commissions (SAI)
'---------------------------------------------------------------------------------------------------
 22.  Tax Status                                  Taxes
----------------------------------------------------------------------------------------------------
 23.  Financial Statements                        Financial Statements (SAI)
----------------------------------------------------------------------------------------------------

                                   [FUND LOGO]

                              MUNDER @VANTAGE FUND
                          Shares of Beneficial Interest

     The Munder @Vantage Fund ("Fund") is a non-diversified, closed-end management investment company organized as a Delaware statutory trust. The Fund's investment objective is to seek long-term capital appreciation. The Fund seeks to achieve its objective by investing at least 65% of its total assets in equity securities of U.S. and non-U.S. companies considered by the Fund's investment advisor, Munder Capital Management ("Munder"), to significantly benefit from or derive revenue from the Internet, advances in communications technology, data processing technology and implementations thereof, generally known as Internet technologies. For any such company, the application of Internet functionality may provide, among other benefits:

     . increased revenue from further penetration of existing markets, or access to new markets;
     .  improvement in quality of goods or services;
     . improvement in profitability from cost reductions in the production of goods or services;
     . increases in efficiency of production through systematic use of automation, inventory control, and greater communication between production centers and distribution outlets; and
     . competitive advantage from stronger relationships throughout the production and supply chain.

     The Fund will pursue a growth-oriented strategy and will invest in small-, mid- and large-capitalization companies. The Fund may invest up to 40% of its total assets in equity securities of privately-owned Internet-related companies that plan to conduct an initial public offering ("IPO") within a period of several months to several years from the time the Fund makes its investment. These companies are referred to as venture capital companies. Investors should recognize that (i) there will be no public market for the shares of any venture capital company invested in by the Fund at the time of the Fund's investment, and (ii) there can be no assurance that a planned IPO, or other exit strategy, for such companies will ever be completed. Of the Fund's venture capital investments, the Fund may also invest up to 20% of its total assets in securities of private investment funds that invest primarily in venture capital companies. See "Investment Objective and Principal Strategies." Unless this prospectus expressly provides otherwise, each goal, strategy and policy of the Fund may be changed by action of the Board of Trustees without shareholder approval.

     Investments in technology companies and, in particular, venture capital companies, are speculative and pose special risks. These risks are more fully explained below under the heading "Risk Factors."

     No market exists for the Fund's shares. The Fund's shares will not be listed on any securities exchange and the Fund does not anticipate that a secondary market for its shares will develop. Consequently, you may not be able to sell your shares. If a secondary market for the Fund's shares were to develop, shares may trade at a discount from net asset value increasing the risk of loss. Because the Fund is a closed-end investment company, shares of the Fund will not be redeemed on a daily basis. The Fund's shares are appropriate only as a long-term investment.

     The Fund provides a limited degree of liquidity to shareholders by making quarterly offers to repurchase a minimum of 5% of its outstanding shares at current net asset value. Repurchase is not guaranteed, however, and to the extent the number of shares tendered by shareholders for repurchase exceeds the number of shares available for repurchase for that quarter, repurchases will be made on a pro rata basis. The Fund sends written notification of each quarterly repurchase offer to shareholders approximately 30 days before the due date for the receipt of the repurchase request. In no event will the notification be sent less than 21 or more than 42 days in advance. In order to participate in any quarterly repurchase offer, your shares of the Fund must be held through a selected broker-dealer that has entered into an agreement with Funds Distributor, Inc. ("Distributor"), the principal underwriter for the Fund. Offers for repurchase will be priced on a date no later than 14 days after the repurchase request deadline. Proceeds of the offering will be paid within 7 days of the pricing date. See "Repurchase Offers."

     Funds Distributor, Inc. will serve as the Fund's Distributor in the offering. The Fund's shares are being offered by the Distributor through selected broker-dealers at a price equal to the net asset value per share, plus a front-end sales charge of up to 4% (which charge may be subject to future change), subject to waiver for certain categories of investors. See "Sales at Net Asset Value" below. The front-end sales charge will be paid to the Distributor, who will in turn pay such front-end sales charge to the broker-dealer that has arranged for the sale of the Fund's shares. Reductions in the front-end sales charge are available for large purchases and in certain other circumstances. See "How to Purchase Fund Shares." The Fund may discontinue this continuous offering at any time. At the discretion of the Fund and the Distributor, the Fund may, from time to time thereafter, commence other continuous offerings of its shares through the Distributor and selected broker-dealers at a price equal to the net asset value per share, plus a front-end sales charge of up to 4%, which charge may be subject to future change in the discretion of the Fund and its Distributor. Any continuous offering of the Fund's shares may be discontinued at any time. The Fund pays each selected broker-dealer a shareholder servicing fee at an annual rate of up to 0.50% of the net asset value of the outstanding shares owned by customers of such broker-dealer. Munder, the Distributor or their affiliates also may pay from their own resources additional compensation to broker-dealers in connection with the sale and distribution of Fund shares or the servicing of investors in the Fund.


     This Prospectus provides information that prospective investors should know about the Fund before investing. You are advised to read this Prospectus carefully and to retain it for future reference. Additional information about the Fund, including a statement of additional information ("SAI") dated
January 9, 2004, has been filed with the Securities and Exchange Commission ("SEC"). The SAI is available upon request and without charge by writing the Fund at the address on the back cover or by calling 800-4-MUNDER (800-468-6337). The SAI is incorporated by reference into this prospectus in its entirety. The table of contents of the SAI appears on page 33 of this prospectus. Other information about the Fund can also be found on the Munder Funds website at www.munder.com. The SAI, and other information about the Fund, is also available on the SEC's website (http://www.sec.gov).


     Neither the SEC nor any state securities commission has determined whether this prospectus is truthful or complete. Nor have they made, nor will they make, any determination as to whether anyone should buy these securities. Any representation to the contrary is a criminal offense.

     Shares of the Fund are not deposits or obligations of, or guaranteed or endorsed by, any bank or other insured depository institution, and are not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other government agency.


     The date of this Prospectus is January 9, 2004.

                               TABLE OF CONTENTS

                                                                            PAGE

PROSPECTUS SUMMARY.............................................................4
SUMMARY OF FUND EXPENSES.......................................................9
FINANCIAL HIGHLIGHTS..........................................................10
RISK FACTORS..................................................................11
USE OF PROCEEDS...............................................................16
INVESTMENT OBJECTIVE AND PRINCIPAL STRATEGIES.................................16
MANAGEMENT OF THE FUND........................................................22
REPURCHASE OFFERS.............................................................23
CALCULATION OF NET ASSET VALUE................................................26
SHARES OF BENEFICIAL INTEREST.................................................27
CONTROL PERSONS...............................................................28
DISTRIBUTION POLICY...........................................................28
TAXES ........................................................................29
HOW TO PURCHASE FUND SHARES...................................................30
GENERAL INFORMATION...........................................................32
TABLE OF CONTENTS OF SAI......................................................33

                                   ----------
No dealer, salesperson or other person is authorized to give an investor any information or to represent anything not contained in this Prospectus. As an investor you must not rely on any unauthorized information or representations provided to you by anyone. This Prospectus is an offer to sell or a solicitation of an offer to buy the securities it describes, but only under the circumstances and in jurisdictions where it is lawful to do so. The information contained in this Prospectus is current only as of the date of this Prospectus.

                               PROSPECTUS SUMMARY

THE FUND
The Munder @Vantage Fund ("Fund") is a non-diversified, closed-end management investment company registered under the Investment Company Act of 1940, as amended ("1940 Act"). See "General Information."

INVESTMENT OBJECTIVE AND PRINCIPAL STRATEGIES
The Fund's investment objective is to seek long-term capital appreciation. The Fund proposes to achieve its objective by investing at least 65% of its total assets in equity securities of U.S. and non-U.S. companies considered by Munder to significantly benefit from or derive revenue from the Internet, advances in communications technology, data processing technology and implementations thereof, generally known as Internet technologies.

The Fund will pursue a growth-oriented strategy and will invest in small-, mid- and large-capitalization companies. The Fund may invest up to 40% of its total assets in equity securities of privately owned Internet-related technology companies that plan to conduct an IPO within a period of several months to several years from the time the Fund makes its investment. These companies are referred to as venture capital companies.

Of the Fund's venture capital investments, the Fund may also invest up to 20% of its total assets in securities of private investment funds that invest primarily in venture capital companies. See "Investment Objective and Principal Strategies."

INVESTMENT RATIONALE
An important trend in recent decades has been the assimilation of technology into business. The pace of that change has accelerated in the last few years with the development of advanced Internet technologies that integrate information and communications, both within and between businesses and with customers. These advances, when coupled with increased information flow, better business tracking tools, and the increasing ability to gather, store, process and analyze data, have spawned new processes, new businesses and even new industries. Currently, these dynamics have begun to move beyond the confines of a computer connection, creating the ability to access the data from virtually anywhere at any time. Another important development in this regard is the globalization of these trends.

Greater information flow stems from the increasing availability of high-capacity (broadband) connections to data sources. The use of broadband connections is driving a trend known as "convergence." This trend is characterized by the migration of high-bandwidth (high-volume) media (e.g., video and audio) and commerce content to Internet-access devices. At the same time, Internet devices are converging with traditional information appliances, such as television and radio. Internet utilization is becoming more closely integrated into business and personal activities. The Fund will seek to recognize the strategic junctures in these and other Internet-related trends to identify and invest in segments of the market which will benefit directly. These segments are expected to include e-commerce (both business-to-business and business-to-consumer), enabling technologies (hardware and software), infrastructure, communications, access devices, and related services such as hosting, consulting, advertising and logistics.

Munder currently believes the greatest growth potential is found in the following Internet-related areas: new media; broadband communications; enabling technologies and services; wireless communications and computing; and Internet-powered traditional business activities. See "Investment Objective and Principal Strategies - Investment Rationale."

THE INVESTMENT ADVISOR
Munder Capital Management ("Munder"), located at 480 Pierce Street, Birmingham, Michigan 48009, is the Fund's investment advisor. Munder has substantial experience in technology investing and provides the overall investment management for the Fund. As of September 30, 2003, Munder had approximately $33.6 billion in assets under management. See "Management of the Fund."

INVESTMENT ADVISOR FEES
The Fund will pay an advisory fee to Munder for its management services at an annual rate of 2.00% of the Fund's average daily net assets. This advisory fee is higher than the advisory fees paid by most U.S. registered investment companies. See "Management of the Fund."

BORROWING
The Fund is currently authorized to borrow money in an amount up to 10% of its total assets (after giving effect to the amount borrowed) in order to meet repurchase requests, for other cash management purposes and to fund the purchase of portfolio securities for a period of not longer than 30 days. The Fund may not purchase additional portfolio securities at any time that borrowings exceed 10% of its total assets. The Fund is not authorized to use borrowings for long-term financial leverage purposes. This borrowing policy is not fundamental and may be changed by the Fund's Board of Trustees ("Board") without seeking shareholder approval, to the extent permitted by the Fund's fundamental policy with respect to borrowing and in accordance with the 1940 Act. The Fund is currently a party with all of the open-end investment companies that are a part of the Munder Funds family of funds (other than the Money Market Funds) to a line of credit with State Street Bank and Trust Company (the "Line of Credit"). Borrowings for the Fund pursuant to the Line of Credit may not exceed $75 million or 5% of the value of the Fund's total assets.

HEDGING
The Fund may, but is not obligated to, use derivative instruments such as options and futures, among others, to hedge portfolio risks and for cash management purposes. Hedging activity may relate to a specific security or to the Fund's portfolio as a whole. The Fund may not use derivative instruments to seek increased return on its investments.

THE OFFERING
The Fund is offering its shares through a group of broker-dealers selected by the Distributor at a price equal to the net asset value per share, plus a front-end sales charge of up to 4%. The minimum initial investment is $10,000 ($2,000 for individual retirement accounts ("IRAs")). Additional investments must be at least $5,000 ($2,000 for IRAs), except as otherwise permitted by the Fund. Reductions in the front-end sales charge are available for large purchases and in certain other circumstances. See "How to Purchase Fund Shares."

The Fund may discontinue this continuous offering at any time. At the discretion of the Fund and the Distributor, the Fund may, from time to time thereafter, commence other continuous offerings of its shares through the Distributor and/or selected broker-dealers at a price equal to the net asset value per share, plus any applicable front-end sales charge. Any continuous offering of the Fund's shares may be discontinued at any time. See "How to Purchase Fund Shares."

The Fund pays each broker-dealer a shareholder servicing fee at the annual rate of up to 0.50% of the net asset value of the outstanding shares owned by customers of such broker-dealer.

DISTRIBUTION POLICY
The Fund will pay dividends on the shares annually in amounts representing substantially all of the net investment income, if any, earned each year. It is likely that many of the companies in which the Fund invests will not pay any dividends, and this, together with the Fund's relatively high expenses, means that the Fund is unlikely to have net investment income or pay dividends.

The Fund will pay substantially all of any taxable net capital gains realized on investments to shareholders at least annually.

Automatic reinvestment is available for any shareholder of the Fund who wishes to purchase additional shares using dividends and/or capital gains distributions paid by the Fund. Shares purchased with dividends or capital gains distributions will be issued at the net asset value per share on the ex-dividend date; there is no sales charge or other charge for reinvestment. Automatic reinvestment may be terminated by the Fund at any time. See "Distribution Policy."

CLOSED-END STRUCTURE; LIMITED LIQUIDITY, UNLISTED
The Fund is organized as a closed-end management investment company. Closed-end funds differ from open-end management investment companies (commonly known as mutual funds) in that shareholders of a closed-end fund do not have the right to redeem their shares on a daily basis. In order to be able to meet daily redemption requests, mutual funds are subject to more stringent regulatory limitations than closed-end funds. The Fund believes that unique investment opportunities exist in the market for privately owned venture capital Internet-related companies and in private funds that invest in venture capital companies. However, these venture capital investments are often illiquid, and an open-end fund's ability to make illiquid investments is limited. For this reason, the Fund has been organized as a closed-end fund.

The Fund's shares will not be listed on any securities exchange and the Fund does not expect any secondary market to develop for its shares. As an investor in the Fund, you will not be able to redeem or exchange your shares on a daily basis. As described directly below, however, in order to provide a limited degree of liquidity, the Fund will make quarterly offers to repurchase a minimum of 5% of its outstanding shares at their then-current net asset value. An investment in the Fund is suitable only for investors who can bear the risks associated with the limited liquidity of the shares.

QUARTERLY REPURCHASE OFFERS
In order to provide a limited degree of liquidity to shareholders, the Fund will make quarterly offers to repurchase a minimum of 5% of its outstanding shares at their then-current net asset value. Shareholders may elect to apply cash proceeds received as a result of participation in a quarterly offer towards the purchase of Class A shares of any open-end investment company that is part of the Munder Funds family of mutual funds. See "Repurchase Offers - Payment."

The Fund may offer to repurchase more than 5% of its shares in any quarter with the approval of the Board. If the number of shares tendered for repurchase exceeds the number the Fund intends to repurchase, the Fund will repurchase shares on a pro-rata basis, and the tendering shareholders will not have all of their tendered shares repurchased by the Fund. See "Repurchase Offers."

RISK FACTORS
An investment in the Fund involves a high degree of risk. These risks include:

     . investing in shares of an unlisted, closed-end fund with limited liquidity;

     .  investing in the Internet and related technology industries;

     .  concentration in the Internet and related technology industries;

     .  maintaining a "non-diversified" portfolio;

     .  investing in smaller companies;

     . investing in privately-owned venture capital companies and private investment funds that invest in venture capital companies;

     .  investing in securities that are illiquid and volatile; and

     .  investing in securities of non-U.S. issuers.

        See  "Risk Factors."

                            SUMMARY OF FUND EXPENSES

     The following table illustrates the expenses and fees associated with investing in the Fund and that shareholders can expect to bear. Each figure below relates to a percentage of the Fund's average daily net asset value.

SHAREHOLDER TRANSACTION EXPENSES

     Maximum sales charge (as a percentage of offering price)..........   4%(1)
     Dividend reinvestment fees........................................   0%
     Maximum repurchase fee ...........................................   0%

     (1) The sales charge is subject to future change at the discretion of the Fund and the Distributor.

ANNUAL EXPENSES (as a percentage of net assets attributable to common shares)

     Advisory fees.............................................   2.00%
     Maximum shareholder servicing fees........................   0.50%
     Other expenses............................................   1.35%
                                                                  ----
     Total annual expenses.....................................   3.85%(2)

     (2) Because of voluntary waivers and/or assumptions of fees and expenses by Munder, the Fund's actual total annual expenses are currently 3.00% of its average daily net assets. Munder may eliminate all or part of any such voluntary waivers and/or assumptions of fees and expenses at any time.

     The purpose of the table above is to assist you in understanding the various costs and expenses you would bear directly or indirectly as a shareholder of the Fund. For a more complete description of the various costs and expenses of the Fund, see "Management of the Fund."

EXAMPLE YEARS                              1 YEAR   3 YEARS   5 YEARS   10 YEARS
----------------------------------------   ------   -------   -------   --------
You would pay the following expenses on
a $10,000 investment, assuming a 5%
annual return:                             $  772   $ 1,528   $ 2,302   $  4,316

     THE EXAMPLE DOES NOT PRESENT ACTUAL EXPENSES AND SHOULD NOT BE CONSIDERED A REPRESENTATION OF FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN. The Fee Example does not reflect voluntary fee waivers and/or assumptions of fees and expenses by Munder. To the extent fees are waived and/or fees and expenses are assumed by Munder on a voluntary basis, the Fund's expenses will be lower. Moreover, the Fund's actual rate of return may be greater or less than the hypothetical 5% return shown in the example.

                              FINANCIAL HIGHLIGHTS

     The financial highlights table below is intended to help you understand the Fund's financial performance since the Fund's commencement of operations. Certain information reflects financial results for a single Fund share. The total returns in the table represent the rate that an investor would have earned (or lost) on an investment in the Fund (assuming reinvestment of all dividends and distributions). This information has been audited by Ernst & Young LLP, independent auditors, whose report, along with the Fund's financial statements, are included in the annual report of the Fund, and are incorporated by reference into the SAI. Additional information about the Fund's investments is available in the Fund's annual and semi-annual reports to shareholders. You will also find in these reports a discussion of the market conditions and investment strategies that significantly affected the Fund's performance during the most recent period covered by the report. You may obtain the annual report, semi-annual report and SAI without charge by calling (800) 438-5789.

MUNDER @VANTAGE FUND(a)                   YEAR         YEAR        PERIOD
Financial Highlights, For a Share         ENDED        ENDED       ENDED
Outstanding Throughout Each Period       6/30/03      6/30/02      6/30/01
                                       ------------------------------------
Net asset value, beginning of
 period ............................   $     5.35   $    10.65   $    24.00
                                       ----------   ----------   ----------
INCOME/ (LOSS) FROM INVESTMENT
OPERATIONS:
Net investment loss ................        (0.15)       (0.17)       (0.11)
Net realized and unrealized gain/
 (loss) on investments .............         1.47        (5.13)      (13.15)
                                       ----------   ----------   ----------
Total from investment operations ...         1.32        (5.30)      (13.26)
                                       ----------   ----------   ----------
DECREASE FROM INVESTMENT OPERATIONS:
Offering Costs .....................           --           --        (0.09)
                                       ----------   ----------   ----------
Net increase/ (decrease) in net
 asset value .......................         1.32        (5.30)      (13.35)
                                       ----------   ----------   ----------
Net asset value, end of period .....   $     6.67   $     5.35   $    10.65
                                       ==========   ==========   ==========
TOTAL RETURN (b) ...................       24.67  %     (49.77)%     (55.63)%
                                       ==========   ==========   ==========
RATIOS TO AVERAGE NET
ASSETS/SUPPLEMENTAL DATA:
Net assets, end of period
 (in 000's) ........................   $   29,011   $   28,783   $   71,625
Ratio of operating expenses to
 average net assets ................         3.00 %       3.00 %       3.00 %(c)
Ratio of net investment loss to
 average net assets ................        (2.72)%      (2.06)%      (1.03)%(c)
Portfolio turnover rate ............           43 %         60 %         95 %
Ratio of operating expenses to
 average net assets without expense
 waivers and/or reimbursements .....         3.85 %       3.40 %       3.15 %(c)
Average commissions rate ...........   $   0.0350   $   0.0423   $   0.0578

(a)  The Munder @Vantage Fund commenced operations on October 17, 2000.
(b)  Total return represents aggregate total return for the period indicated.
(c)  Annualized.

                                  RISK FACTORS

GENERAL
-------

     Stock prices fluctuate. Apart from the specific risks identified below, the Fund's investments may be negatively affected by the broad investment environment in the U.S. and international securities markets, which may be influenced by, among other things, interest rates, inflation, politics, fiscal policy, and current events. Therefore, as with any fund that invests in stocks, the Fund's net asset value will fluctuate, especially in the short term. You may experience a decline in the value of your investment and could lose money.

CLOSED-END FUND; LIMITED LIQUIDITY; UNLISTED
--------------------------------------------

     The Fund is a closed-end investment company designed primarily for long-term investors and is not intended to be a trading vehicle. The Fund does not intend to list its shares for trading on any national securities exchange. There is no secondary trading market for Fund shares and none is expected to develop. If a secondary market were to develop, shares may trade at a discount from net asset value, increasing a shareholder's risk of loss. The Fund's shares are, therefore, not readily marketable. Because the Fund is a closed-end investment company, its shares will not be redeemed on a daily basis. Although the Fund, as a fundamental policy, will make quarterly repurchase offers for a minimum of 5% (or more, at the discretion of the Board) of its outstanding shares at their then-current net asset value, the Fund's shares are less liquid than shares of funds that trade on a stock exchange. Also, because the Fund's shares will not be listed on any securities exchange, the Fund is not required, and does not intend, to hold annual meetings of its shareholders.

REPURCHASE OFFERS
-----------------

     The Fund will offer to purchase only a small portion of its shares each quarter, and there is no guarantee that you as a shareholder will be able to sell all of the Fund shares that you desire to sell. If any quarterly repurchase offer is oversubscribed by the Fund's shareholders, the Fund will repurchase only a pro rata portion of the shares tendered by each shareholder. The potential for pro-ration may cause some shareholders to tender more shares for quarterly repurchase than the shareholders wish to have repurchased. Moreover, the Fund's quarterly repurchase policy may have the effect of decreasing the size of the Fund. This may force the Fund to sell assets it would not otherwise sell. It may also reduce the investment opportunities available to the Fund and cause its expense ratio to increase.

INVESTMENT IN THE INTERNET AND RELATED TECHNOLOGIES INDUSTRIES
--------------------------------------------------------------

     The Fund plans to invest primarily in the stock of companies considered by Munder to significantly benefit or derive revenue from the Internet, advances in communications technology, data processing technology and implementations thereof, generally known as Internet technologies. The value of the Fund's shares will be susceptible to factors affecting Internet and Internet-related technology industries and to greater risk and market fluctuation than an investment in a fund that invests in a broader range of portfolio securities. The specific risks faced by these companies may include:

     . rapidly changing technologies and products that may quickly become obsolete;

     . exposure to a high degree of government regulation, making these companies susceptible to changes in government policy and failures to secure regulatory approvals;

     . cyclical patterns in information technology spending that may result in inventory write-offs;

     . scarcity of management, engineering and marketing personnel with appropriate technological training;

     . the possibility of lawsuits related to technological and intellectual property patents;

     . changing investor sentiments and preferences with regard to Internet and related technology sector investments (which are generally perceived as risky); and

     . potential for poor financial results (e.g., suppressed earnings) due to participation in highly competitive businesses which can be exacerbated by low barriers to the entry of additional competitors.

SMALLER COMPANY SECURITIES
--------------------------

     The Fund may invest in the securities of small- or medium-sized companies that may be more susceptible to market downturns, and their prices may be more volatile than those of larger companies. Small companies often have narrower markets and more limited managerial and financial resources than larger, more established companies. In addition, small company stocks typically are traded in lower volume, and their issuers are subject to greater degrees of changes in their earnings and prospects.

INVESTMENTS IN VENTURE CAPITAL COMPANIES
----------------------------------------

     The Fund may invest a substantial portion of its assets in securities of unseasoned venture capital companies, which present all the risks of investment in developmental stage venture capital companies described below plus certain additional risks. Venture capital companies represent highly speculative investments by the Fund. The Fund's ability to realize value from an investment in a venture capital company is to a large degree dependent upon successful completion of the venture capital company's IPO or the sale of the venture capital company to another company, which may not occur for a period of several years after the date of the Fund's initial investment, if ever. There can be no assurance that any of the venture capital companies in which the Fund invests will complete public offerings or be sold, or, if such events occur, of the timing and values of such offerings or sales. The Fund may also lose all or part of its entire investment if these companies fail or their product lines fail to achieve an adequate level of market recognition or acceptance. Many of these companies depend upon managerial assistance or financing provided by their investors. The value of the Fund's investments may depend upon the quality of the managerial assistance provided by the Fund and other investors and their ability and willingness to provide necessary financial support. Venture capital investing is a highly specialized field, and Munder has less experience in venture capital investing than in investing in public companies. In addition, there can be no assurance that the Fund will be able to identify a sufficient number of desirable venture capital investments.

     Depending on the specific facts and circumstances of a venture capital company, there may not be a reasonable basis to revalue the Fund's investment in a venture capital company for a substantial period of time after the Fund's investment. If a venture capital company does not complete an IPO within the anticipated time frame of up to three years from the date of the Fund's initial investment, or enter into a transaction whereby its shares are exchanged for shares of a public company, there may never be a public market benchmark for valuing the investment. The Fund's net asset value per share may change substantially in a short time as a result of developments at the companies in which the Fund invests. Changes in the Fund's net asset value may be more pronounced and more rapid than with other funds because of the Fund's emphasis on venture capital companies that are not publicly traded. The Fund's net asset value per share may change materially on any given day, including during the time between the date a repurchase offer is mailed and the due date for tendering shares, and during the period immediately after a repurchase is completed.

     The Fund's performance may also be adversely affected to the extent it holds cash positions for purposes of, among other things, meeting calls for previously committed capital and to take advantage of private investment opportunities as they arise.

INVESTMENTS IN VENTURE CAPITAL FUNDS
------------------------------------

     Investments in private investment funds that invest in venture capital companies, also known as venture capital funds, may involve all the risks of investing in developmental stage companies described in this prospectus, plus certain additional risks. In particular, the Fund must rely upon the judgment of the general partner or other manager of a venture capital fund in selecting the venture capital companies in which the venture capital fund invests and in deciding when to sell its investments. Many venture capital funds require additional capital contributions from their investors over time. The timing and amounts of capital calls on investors can be unpredictable and there is the possibility that the Fund may have to sell portfolio securities to meet capital calls. A venture capital fund may employ a high degree of leverage, which can magnify any losses incurred by its investors, including the Fund. A venture capital fund may also be required to pay management fees and/or performance fees to its general partner or manager, which can reduce the return to investors, including the Fund. A venture capital fund may also pay certain costs of evaluating and negotiating each venture capital investment, including fees of outside legal counsel, which may reduce the Fund's return. Investments in venture capital funds may be highly illiquid and difficult to accurately value on an ongoing basis. The Fund may not be able to dispose of a venture capital fund holding when it wishes to, or may be able to do so only at a disadvantageous price. Investors should be aware that situations involving uncertainties as to the value of these investments could have an adverse effect on the Fund's net asset value if fair valuation judgments should prove to be incorrect.

INVESTMENTS IN DEVELOPMENTAL STAGE COMPANIES
--------------------------------------------

     The Fund plans to invest in the stock of developmental stage companies. These investments may present greater opportunity for growth, but there are specific risks associated with investments in developmental stage companies, which may include:

     . poor corporate performance due to less experienced management, limited product lines, undeveloped markets and/or limited financial resources;

     . due to shorter operating histories, less publicly available information and little or no research by the investment community;

     . reduced or zero liquidity due to small market capitalizations and the absence of an exchange listing or dealers willing to make a market;

     . increased share price volatility due to the fact that, under certain market conditions, investor sentiment may favor large, well-known companies over small, lesser-known companies; and

     .  reliance, in many cases, on one or two key individuals for management.

ACCESS TO INVESTMENT OPPORTUNITIES
----------------------------------

     The Fund may not have access to profitable venture capital investments.

CONCENTRATION
-------------

     Where a portfolio is concentrated in the securities of a small number of companies or in securities of companies in a single industry, the risk of any investment decision is increased. The assets of the Fund will consist almost entirely of companies considered by Munder to significantly benefit from or derive revenue from the Internet, advances in communications technology, data processing technology and implementations thereof, generally known as Internet technologies. Munder will seek to reduce the company-specific risk, as opposed to sector-specific risk, of the Fund's portfolio by investing in more than one company in a particular sector, but this may not always be practicable.

NON-DIVERSIFIED STATUS
----------------------

     The Fund is classified as a "non-diversified" management investment company under the 1940 Act. This means that the Fund may invest a greater portion of its assets in a limited number of issuers than would be the case if the Fund were classified as a "diversified" management investment company. Accordingly, the Fund may be subject to greater risk with respect to its portfolio securities than a "diversified" fund because changes in the financial condition or market assessment of a single issuer may cause greater fluctuation in the net asset value of the Fund's shares.

RESTRICTED AND ILLIQUID SECURITIES
----------------------------------

     The Fund intends to invest a substantial portion of its assets, i.e., up to 40% of total assets, in restricted securities and other investments that are illiquid. This may include equity securities of privately owned companies and securities of privately owned investment funds and limited partnerships. Restricted securities are securities that may not be resold to the public without an effective registration statement under the Securities Act of 1933, as amended ("1933 Act"), or, if they are unregistered, may be sold only in a privately negotiated transaction or pursuant to an exemption from registration.

     Restricted and illiquid investments involve the risk that the securities will not be able to be sold at the time desired by the Fund or at prices approximating the value at which the Fund is carrying the securities on its books because such securities are unregistered and have restrictions on their resale. The Fund may not be able to sell such investments when it wishes to, or may be able to do so at a disadvantageous price, i.e., an amount less than the initial purchase price by the Fund. In addition, it may be difficult to accurately value such investments on an ongoing basis because of the limited information that is generally available regarding such securities. Investors should be aware that uncertainty as to the value of the Fund's investment in restricted or illiquid investments could have an adverse effect on the Fund's net asset value if incorrect judgments are made as to the value of restricted or illiquid investments.

INVESTMENTS IN FOREIGN SECURITIES AND DEPOSITARY RECEIPTS
---------------------------------------------------------

     The Fund plans to invest in the securities of foreign companies considered by Munder to significantly benefit from or derive revenue from the Internet, advances in communications technology, data processing technology and implementations thereof, generally known as Internet technologies. Investments in foreign securities face specific risks, which may include:

     .  unfavorable changes in currency rates and exchange control regulations;

     . restrictions on, and costs associated with, the exchange of currencies and the repatriation of capital invested abroad;

     .  reduced availability of information regarding foreign companies;

     . the possibility that foreign companies may be subject to different accounting, auditing and financial standards and to less stringent reporting standards and requirements then U.S. companies;

     . reduced liquidity as a result of inadequate trading volume and government-imposed trading restrictions;

     .  difficulties in obtaining or enforcing a judgment abroad;

     . increased market risk due to regional economic and political instability;

     .  increased brokerage commissions and custody fees;

     . securities markets that are subject to a lesser degree of supervision and regulation by competent authorities;

     .  foreign withholding taxes; and

     .  the threat of nationalization and expropriation.

BORROWING
---------

     The Fund is currently authorized to borrow money in an amount up to 10% of its total assets (after giving effect to the amount borrowed) in order to meet repurchase requests, for other cash management purposes and to fund the purchase of portfolio securities for a period of not longer than 30 days. The Fund may not purchase additional portfolio securities at any time that borrowings exceed 10% of its total assets. The Fund is not authorized to use borrowings for long-term financial leverage purposes. The rights of any lenders to the Fund to receive payments of interest or repayments of principal will be senior to those of the holders of the Fund's shares, and the terms of any borrowings may contain provisions that limit certain activities of the Fund, including the payment of dividends (if any) to holders of shares. Interest payments and fees incurred in connection with borrowings will increase the Fund's expense ratio and will reduce any income the Fund otherwise has available for the payment of dividends. This borrowing policy is not fundamental and may be changed by the Board without seeking shareholder approval, to the extent permitted by the Fund's fundamental policy with respect to borrowing and in accordance with the 1940 Act. See "Borrowing; Use of Leverage."

USE OF DERIVATIVES FOR HEDGING PURPOSES
---------------------------------------

     The Fund may use derivative instruments to hedge portfolio risk and for cash management purposes. Investing in derivative investments involves numerous risks. For example:

     . the underlying investment or security might not perform in the manner that Munder expects it to perform. This could make the effort to hedge unsuccessful;

     . the company issuing the instrument may be unable to pay the amount due on the maturity of the instrument;

     . certain derivative investments held by the Fund may trade only in the over-the-counter markets or not at all, and can be illiquid; and

     . derivatives may change rapidly in value because of their inherent leverage.

     All of this can mean that the Fund's net asset value may change more often and to a greater degree than it otherwise would. The Fund has no obligation to enter into any hedging transactions.

LENDING OF SECURITIES
---------------------

     Although the Fund will receive collateral in connection with all loans of portfolio securities, and such collateral will be marked to market daily, the Fund will be exposed to the risk of loss should a borrower default on its obligation to return the borrowed securities. For example, loaned securities may have appreciated beyond the value of the collateral held by the Fund at the time of a default. In addition, the Fund will bear the risk of loss on any cash collateral that it chooses to invest.

DEBT SECURITIES AND CONVERTIBLE SECURITIES
------------------------------------------

     The Fund may invest in debt securities and other debt instruments that will convert to equity securities. The Fund does not plan to invest more than 10% of its net assets in lower-rated debt securities, i.e.., those that are not rated within the four highest rating categories by Standard & Poor's Rating Services Inc. or Moody's Investors Services, Inc., or other nationally recognized statistical rating organization. Such lower-rated debt securities are commonly referred to as "junk bonds" and reflect a greater possibility that changes in the economy, financial condition of the issuer and/or an unanticipated rise in interest rates may impair the issuer's ability to make payments on interest and principal.

                                 USE OF PROCEEDS

     The net proceeds of this continuous offering will be invested in accordance with the Fund's investment objective and principal strategies as soon as practicable after receipt by the Fund of investment monies. From time to time, the Fund may not be fully invested, because: (i) the Fund plans to spend considerable time researching prospective investments; and (ii) the companies in which the Fund plans to invest will be primarily small to medium-sized companies, which may have limited amounts of outstanding securities available for purchase. The Fund plans to minimize the upward pressure its purchases of securities will have on the price of these securities by making purchases over a period of time. Pending the full investment of the proceeds of the offering in equity securities of companies or funds, the proceeds of the offering will be invested in short-term, high quality debt securities. In addition, the Fund may hold cash for purposes of, among other things, meeting calls for previously committed capital, taking advantage of private investment opportunities as they arise and meeting quarterly repurchase requests.

                  INVESTMENT OBJECTIVE AND PRINCIPAL STRATEGIES

LONG-TERM CAPITAL APPRECIATION
------------------------------

     The Fund's investment objective is to seek long-term capital appreciation. There can be no assurance that the Fund will achieve its investment objective.

INVESTMENT IN EQUITY SECURITIES OF INTERNET AND RELATED TECHNOLOGY COMPANIES
----------------------------------------------------------------------------

     The Fund seeks to achieve its objective by investing at least 65% of its total assets in equity securities of U.S. and non-U.S. companies considered by Munder to significantly benefit from or derive revenue from the Internet, advances in communications technology, data processing technology and implementations thereof, generally known as Internet technologies. For any such company, the application of Internet functionality may provide, among other benefits,

     .  increased revenue from further penetration of existing markets;

     .  access to new markets;

     .  improvement in quality of goods or services;

     . improvement in profitability from cost reductions in the production of goods or services;

     . increases in efficiency of production through systematic use of automation, inventory control, and greater communication between production centers and distribution outlets; and

     . competitive advantage from stronger relationships throughout the production and supply chain.

     The Fund will pursue a growth-oriented strategy and will invest in small-, mid- and large-capitalization companies. The Fund may invest up to 40% of its total assets in equity securities of privately owned Internet-related companies that plan to conduct an IPO within a period of several months to several years from the time the Fund makes its investment. These companies are generally referred to as venture capital companies. Investors should recognize that (i) there will be no public market for the shares of any venture capital company invested in by the Fund at the time of the Fund's investment, and (ii) there can be no assurance that a planned IPO, or other exit strategy, for such companies will ever be completed.

     The Fund anticipates that it will invest primarily in common stocks. The Fund may also invest in securities convertible into or exchangeable for common stocks, rights and warrants to purchase common stocks and depository receipts representing an ownership interest in equity securities. The Fund considers all of these securities equity securities for purposes of its investment strategies. The Fund may also invest in non-convertible debt securities or preferred stocks believed to provide opportunities for capital gain.

     The Fund expects most of its venture capital investments to be in companies that it determines to be in the "late-stage" or "pre-IPO" stage of development. The Fund considers a company to be in the late stage if it has a developed infrastructure and has commenced earning revenues. The Fund expects that late-stage companies will undertake an IPO within a period of one to three years. A pre-IPO company is somewhat more developed than a late-stage company. The Fund expects to be able to acquire equity securities of pre-IPO companies in private placements within a year prior to their planned IPOs. Late-stage and pre-IPO companies will typically have small market capitalizations and limited or no liquidity; even after an IPO, liquidity may be limited and the Fund may be subject to contractual limitations on its ability to sell shares. A portion of the Fund's venture capital investments may be in companies that have not yet developed infrastructure or commenced earning revenues. Of the Fund's venture capital investments, up to 20% of the Fund's total assets may be invested in securities of privately owned investment funds and limited partnerships that invest primarily in venture capital companies. Investments in these venture capital funds may be subject to relatively high fees (the Fund will be indirectly paying fees to the manager of such venture capital funds and to Munder on the same assets) and a high degree of risk. See "Risk Factors - Venture Capital Funds."

     The Fund may invest in securities of non-U.S. issuers. The Fund's investments in these foreign securities include direct investments in non-U.S. dollar-denominated securities traded outside of the United States and dollar-denominated securities of foreign issuers traded in the United States. The Fund may also invest through depositary receipts (such as ADRs, EDRs, NYRs and GDRs), which are certificates issued by a bank or other financial institution that evidence the right to receive the underlying foreign security. Investments in non-U.S. securities involve certain risks in addition to those of securities generally. These risks are discussed under "Risk Factors." The Fund may not invest more than 25% of its total assets in foreign securities.

     The limitations on the percentage of the Fund's assets that may be invested in securities of venture capital companies, venture capital funds and securities of non-U.S. issuers apply at the time of investment by the Fund, and apply to the total amount of any related capital commitments even if such commitments are not fully funded until a later date. The Fund will not be required to reduce its investments in these securities if a percentage limit is exceeded as a result of changes in the value of the Fund's portfolio securities. However, the Fund may not purchase additional securities that are subject to a percentage limitation at any time when the limitation is met or exceeded.

INVESTMENT RATIONALE
--------------------

     An important trend in recent decades has been the assimilation of technology into business. The pace of that change has accelerated in the last few years with the development of advanced technologies that integrate communications, both within and among businesses and with customers. These communications advances, when coupled with increased information flow, better business tracking tools, and the increasing ability to gather, store, process and analyze the business and customer data, have spawned new business processes, new businesses and even new industries. Currently, these dynamics have begun to move beyond the confines of a computer connection, creating the ability to access the data from virtually anywhere at any time. Another important development in this regard is the globalization of these trends.

     The increasing availability of high-capacity (broadband) connections to data sources is driving a trend known as "convergence." This trend is characterized by the migration of high-bandwidth (high volume) media (e.g., video and audio) and content, as well as commerce and business process activity, to Internet access devices. At the same time Internet devices are converging with traditional information appliances such as television and radio through set-top boxes and streaming audio and video. Internet utilization is becoming more closely integrated into business and personal activities.

     Recognizing the strategic junctures in these and other Internet-related trends, the Fund will seek to identify and invest in sectors which will benefit directly. These sectors are expected to include e-commerce (both business-to-business and business-to-consumer), enabling technologies (hardware and software), infrastructure (interconnection hardware), communications, access devices, and related services such as hosting, consulting, advertising and logistics. Target companies for the Fund's portfolio will be the fundamental drivers of the digital or information economy (the new economy). This includes companies that do business primarily on the Internet as well as traditional companies that utilize technology to expand production and market share and increase efficiencies.

     The Fund seeks to identify and invest in companies that will provide tomorrow's technology. Munder currently believes the greatest growth potential is found in the following Internet-related areas:

     . INTERNET AND NEW MEDIA. Munder believes the Internet has the potential to revolutionize the way people and businesses communicate and interact. Currently, the Internet is widely used only in the United States and Western Europe. Munder believes the Internet will continue to extend its global reach.

     . BROADBAND COMMUNICATIONS. Computer processing power currently exceeds the transmission capacity of the networks that connect computers. Munder believes substantial investment will be required in broadband technology in order to improve the speed of data transmission.

     . DIGITAL CONSUMER ELECTRONICS. Consumer electronics are becoming increasingly digital to permit the rapid transmission of data. Digital technology is becoming less expensive than analog and other earlier technologies, which Munder believes should result in a deeper penetration of digital products and services in the marketplace.

     . WIRELESS COMMUNICATIONS AND COMPUTING. Hand-held devices and cellular phones enable workers to remain effective when they are away from their desk-top computers. Munder believes wireless communications and computing has the potential for productivity enhancement for businesses and lifestyle enhancement for consumers.

     . INTERNET-POWERED TRADITIONAL BUSINESS ACTIVITIES. The Fund will invest in companies whose businesses are not specifically involved in the development or distribution of Internet technology, but which utilize the Internet and its related technologies as a strategically integrated part of their product and/or service offerings. Munder expects a significant migration of traditional business activities to the Internet and the development of non-traditional business models designed to capture established economic opportunities and supplant them with Internet-based processes.

     Among the companies the Fund will seek for investment will be those with an advantaged position in the marketplace, an experienced management team, an opportunity for a large market share or revenue stream, and a leveragable business model and/or the ability to partner with other firms.

HEDGING
-------

     The Fund may, but is not obligated to, use financial instruments known as derivative instruments to hedge portfolio risks and for cash management purposes. A derivative is generally defined as an instrument whose value is derived from, or based upon, some underlying index, reference rate (such as interest rates or currency exchange rates), security, commodity or other asset. The Fund will use a specific type of derivative only after consideration of, among other things, how the derivative instrument serves the Fund's investment objective and the risk associated with the instrument. The Fund may use derivatives only for the purposes of hedging portfolio risk and cash management. The Fund may not use derivative instruments to seek increased return on its investment.

     Hedging activity may relate to a specific security or to the Fund's portfolio as a whole. The Fund may buy or sell put or call options on transferable securities to hedge against adverse movements in the prices of securities held in the Fund's portfolio. The Fund may buy or sell these options if they are traded on options exchanges or over-the-counter markets and will enter into transactions only with broker-dealers that are reputable financial institutions that specialize in these types of transactions, that make markets in these options, or are participants in over-the-counter markets. A put option gives the purchaser of the option the right to sell, and obligates the writer of the put option to buy, the underlying security at a stated exercise price at any time prior to the expiration of the option. Similarly, a call option gives the purchaser of the option the right to buy, and obligates the writer to the call option to sell, the underlying security at a stated exercise price at any time prior to the expiration of the option.

     Munder will consider changes in foreign currency exchange rates in making investment decisions about non-U.S. securities. As one way of managing exchange rate risk, the Fund may enter into forward currency exchange contracts (agreements to purchase or to sell U.S. dollars or non-U.S. currencies at a future date). A forward contract may help reduce the Fund's losses on securities denominated in a currency other than U.S. dollars, but it may also reduce the potential gain on the securities depending on changes in the currency's value relative to the U.S. dollar. See "Additional Investment Policies - Other Operating Policies - Foreign Currency Transactions" in the SAI.

INVESTMENT CONCENTRATION
------------------------

     As a non-diversified investment company, the Fund faces few regulatory restrictions on the proportion of its total assets it may invest in the securities of any one company, or on the proportion of its total assets it allocates to control interests in companies. However, in light of certain tax regulations applicable to regulated investment companies the Fund does not intend to invest more than 25% of its total assets in the securities of any one company. Similarly, the Fund does not intend to invest more than 25% of its total assets in controlling interests of companies. Market fluctuations could cause these limits to be exceeded. See "Investment Objective and Principal Strategies - Circumstances in Which the Fund will Sell a Security."

BORROWING; USE OF LEVERAGE
--------------------------

     The Fund has adopted the following non-fundamental policies with regard to borrowing of money and use of leverage. The Fund limits its borrowing of money to an amount up to 10% of its total assets (giving effect to the amount borrowed) in order to meet repurchase requests, for other cash management purposes and to fund the purchase of portfolio securities for a period of not longer than 30 days. The Fund also may not purchase additional portfolio securities at any time that borrowings exceed 10% of its total assets. In addition, the Fund may not use borrowings for long-term financial leverage purposes.

     Without seeking shareholder approval, the Board may modify the above non-fundamental policies with respect to borrowing and use of leverage, including with regard to the purposes of borrowings and the length of time that portfolio securities purchased with borrowed money may be held by the Fund, and may raise the above percentage limitations on borrowing to an extent consistent with the Fund's fundamental policy with regard to borrowing and the asset coverage requirements imposed under the 1940 Act. Specifically, as a fundamental policy, the Fund may not issue senior securities such as bonds, notes or other evidences of indebtedness, or otherwise borrow money, or issue preferred stock unless, immediately after issuance, the net assets of the Fund provide asset coverage (as defined in the 1940 Act) of at least 300% with respect to indebtedness and at least 200% with respect to preferred stock. Management of the Fund has no current intention of requesting any such modifications to the above non-fundamental policies. See "Risk Factors - Borrowing" and "Additional Investment Policies - Fundamental Policies" in the SAI. Borrowing by the Fund involves certain risks for shareholders.

     The Fund is currently a party with all of the open-end investment companies that are a part of the Munder Funds family of funds (other than the Money Market Funds) to a line of credit with State Street Bank and Trust Company (the "Line of Credit"). Borrowings for the Fund pursuant to the Line of Credit may not exceed $75 million or 5% of the value of the Fund's total assets. The interest rate for loans under the Line of Credit is the Federal Funds rate plus 0.50% and the Fund pays an annual commitment fee of 0.10% of the Fund's total assets.

INVESTMENT DECISIONS BASED UPON EXTENSIVE FIRM-LEVEL RESEARCH
-------------------------------------------------------------

     The Fund will use a bottom-up stock selection approach. This means that Munder will extensively research specific companies in the Internet and related technology industries to find those companies that Munder believes offer the greatest prospects for future growth. In selecting individual securities, Munder will look for companies that it believes display or are expected to display:

     . strategic commitment to the creation or utilization of Internet technologies;

     .  significant opportunity for revenue capture;

     .  robust growth prospects;

     .  a unique and defensible competitive position;

     . advantages of market leadership including, among others, economic scale and brand identity; and/or

     . the ability to identify and partner with businesses that have complementary strengths and offer synergies.

ACCESS TO INVESTMENT OPPORTUNITIES
----------------------------------

     Munder intends to leverage its reputation as a long-term investor and its relationships with investment banks and venture capital firms to enable the Fund to have access to public company and pre-IPO investment opportunities.

CIRCUMSTANCES IN WHICH THE FUND WILL SELL A SECURITY
----------------------------------------------------

     While it is the policy of the Fund to hold securities for investment, the Fund will consider selling securities of a company if Munder's target price for the security has been reached or, if in its discretion, Munder believes such sale to be in the best interest of the Fund. As a guide, Munder will sell a security if it believes that the company's:

     .  targeted market opportunity does not materialize;

     .  revenue or earnings progressions are disappointing;

     .  revenue growth has slowed;

     .  underlying fundamentals have deteriorated; and/or

     .  competitive position or environment deteriorates.

     The Fund may also be forced to sell securities to meet its quarterly share repurchase obligation, to comply with diversification restrictions of applicable tax regulations, or for other reasons. As a result, the Fund's annual portfolio turnover rate may exceed 100%. The Fund is likely to realize gains at an earlier point in time than if the Fund had a lower annual portfolio turnover rate. The Fund will generally distribute any such gains in the form of dividends which will be subject to tax. To the extent such gains are realized "earlier" by virtue of the Fund's annual portfolio turnover rate, an investor may be subject to tax "earlier" than if the Fund had a lower annual portfolio turnover rate. In addition, if the Fund had an annual lower portfolio turnover rate it is possible that a greater portion of the Fund's total income (if any) would consist of long-term capital gain, which is currently subject to federal income tax at a maximum rate of 15%. A high portfolio turnover rate will also increase the Fund's expenses. On the other hand, the Fund may invest a significant portion of its assets in venture capital securities having very little liquidity. The Fund may be forced to retain such assets even in circumstances where the Fund's investment policies indicate the assets should be sold. See "Risk Factors - Restricted and Illiquid Securities."

INVESTMENT COMPANY SECURITIES
-----------------------------

     The Fund may invest in securities issued by other investment companies. The Fund currently intends to limit its investments in securities issued by other registered investment companies, except for any investment in iShares, as discussed below, so that, as determined immediately after a purchase of such securities is made: (i) not more than 5% of the value of the Fund's total assets will be invested in the securities of any one registered investment company;
(ii) not more than 10% of the value of its total assets will be invested in the aggregate in securities of registered investment companies as a group; and (iii) not more than 3% of the outstanding voting stock of any one registered investment company will be owned by the Fund. Pursuant to an exemptive order issued by the SEC to iShares Trust, et al. ("SEC Order"), and procedures approved by the Fund's Board, the Fund may invest in iShares in excess of such 5% and 10% limits, provided that the Fund complies with the conditions of the SEC Order, as it may be amended, and any other applicable investment limitations.

     For hedging or other purposes, the Fund may invest in other registered investment companies that seek to track the composition and/or performance of specific indexes or portions of specific indexes. Such investment companies may be traded on a securities exchange. The market prices of index-based investments will fluctuate in accordance with both changes in the underlying portfolio securities of the investment company and also due to supply and demand of the investment company's shares on the exchange upon which their shares are traded. Index-based investments may not replicate or otherwise match the composition or performance of their specified index due to transaction costs, among other things. Examples of index-based, exchange traded registered investment companies (commonly called "exchange traded funds" or "ETFs") include: SPDRs(R), Select Sector SPDRs(R), DIAMONDS/SM/), NASDAQ 100 Shares and iShares.

     As a shareholder of another investment company, the Fund would bear its pro rata portion of the other investment company's expenses, including advisory fees. These expenses would be in addition to the expenses the Fund bears directly in connection with its own operations.

DEFENSIVE MEASURES
------------------

     Although the Fund is not obligated to do so, the Fund may, from time to time, take temporary defensive positions that are inconsistent with its principal strategies in seeking to minimize extreme volatility caused by adverse market, economic, or other conditions. This could prevent the Fund from achieving its investment objective.

THE FUND MAY CHANGE ITS INVESTMENT STRATEGIES
---------------------------------------------

     The Fund may change any of the investment strategies outlined above if the Board believes doing so is consistent with the Fund's investment objective of long-term capital appreciation. The Fund's investment objective is a fundamental policy and may not be changed without the approval of shareholders.

                             MANAGEMENT OF THE FUND

THE BOARD OF TRUSTEES
---------------------

     The Board provides broad supervision over the affairs of the Fund. At least a majority of the Board must not be "interested persons" as defined in Section 2(a)(19) of the 1940 Act.

THE INVESTMENT ADVISOR
----------------------

     Munder Capital Management, located at 480 Pierce Street, Birmingham, MI, 48009, is the investment advisor of the Fund. Munder has substantial experience in technology investing and provides the Fund with overall investment management. As of September 30, 2003, Munder had approximately $33.6 billion in assets under management, of which $14.4 billion were invested in equity securities, $11.4 billion were invested in money market or other short-term instruments, $6.9 billion were invested in other fixed income securities and $0.9 billion were invested in balanced investments.

     The Fund will pay an advisory fee to Munder for its management services at an annual rate of 2.00% of the Fund's average daily net assets. The fee is calculated daily and payable monthly. This advisory fee is higher than the advisory fees paid by most U.S. registered investment companies.

     A team of professional portfolio managers employed by Munder makes investment decisions for the Fund.

EXPENSES OF THE FUND
--------------------

     The Fund pays an advisory fee to Munder. The other expenses of the Fund include administration fees, transfer agency fees, custody fees, the shareholder servicing fee, brokerage commissions, interest on any borrowings by the Fund, fees and expenses of outside legal counsel (including fees and expenses associated with review of documentation for prospective investments by the Fund) and independent auditors, taxes and governmental fees, expenses of printing and distributing prospectuses, reports, notices and proxy material, expenses of printing and filing reports and other documents with government agencies, expenses of shareholders' meetings, expenses of corporate data processing and related services, expenses of shareholder record keeping and shareholder servicing, other fees and disbursements, fees and expenses of Trustees of the Fund not employed by Munder or its affiliates, insurance premiums, and extraordinary expenses such as litigation expenses.

     PFPC Inc., 4400 Computer Drive, Westborough, MA 01581, serves as the transfer and dividend disbursing agent ("Transfer Agent") pursuant to a transfer agency agreement with the Fund, under which the Transfer Agent (i) issues and processes repurchases of shares of the Fund; (ii) addresses and mails all communications by the Fund to its record owners, including reports to shareholders, dividend and distribution notices and proxy materials for any meetings of shareholders; (iii) maintains shareholder accounts; (iv) responds to correspondence by shareholders of the Fund; (v) makes periodic reports to the Board concerning the operations of the Fund; and (vi) conducts certain anti-money laundering activities on behalf of the Fund.

     State Street Bank and Trust Company ("State Street"), 225 Franklin Street, Boston, MA 02110, serves as the Fund's custodian ("Custodian") pursuant to a custodian contract with the Fund, under which the Custodian (i) maintains a separate account in the name of the Fund, (ii) holds and transfers portfolio securities on account of the Fund, (iii) accepts receipts and makes disbursements of money on behalf of the Fund, (iv) collects and receives all income and other payments and distributions on account of the Fund's securities and (v) makes periodic reports to the Board concerning the Fund's operations.

     In addition to serving as the Fund's advisor, Munder serves as the Fund's Administrator (as well as administrator to all of the open-end investment companies in the Munder Funds family of mutual funds (collectively with the Fund, the "Munder Funds")) pursuant to an combined administration agreement ("Administration Agreement"), under which it is responsible for (i) general administrative duties associated with the day-to-day operations of the Fund;
(ii) monitoring and coordinating the activities of the other service providers of the Fund; (iii) providing fund accounting functions, including overseeing the computation of the Fund's net asset value; (iv) assisting in the preparation of financial and tax reports; (v) ongoing monitoring and testing of portfolio compliance; and (vi) oversight and review of regulatory affairs and corporate governance. Under the Administration Agreement Munder receives an annual fee rate based upon the net assets of the Munder Funds. However, for the period from June 1, 2003 through May 31, 2004, Munder has agreed to limit the total amount of administration fees it may receive in the aggregate from the Munder Funds to $3.4 million, after payment by Munder of any sub-administration fees to sub-administrators.


     The Administration Agreement permits the Administrator to enter into an agreement with one or more third parties pursuant to which such third parties may provide sub-administrative services to the Fund. Accordingly, the Administrator has entered into a sub-administration agreement with State Street, the former administrator to the Fund, to provide certain administrative services to the Fund and may enter into similar agreements with other third parties in the future.


     The Fund also pays each selected broker-dealer a shareholder servicing fee at an annual rate of up to 0.50% of the net asset value of the outstanding shares owned by customers of such broker-dealer.

                                REPURCHASE OFFERS

     The Fund expects that a substantial portion of its investments will be illiquid and does not intend to maintain a significant cash position, except to the extent Munder deems it appropriate to reserve cash for existing capital commitments. For this reason, the Fund is structured as a closed-end fund, which means that you will not have the right to redeem your shares on a daily basis. In addition, the Fund does not expect any trading market to develop for its shares. As a result, if you invest in the Fund you will have limited opportunity to sell your shares.

     To provide you with a degree of liquidity, and the ability to receive net asset value on a disposition of your shares, the Fund will make quarterly offers to repurchase its shares. The repurchase offers will be limited to a specified percentage of the Fund's outstanding shares. Shares will be repurchased at their then-current net asset value. The quarterly offers will be made pursuant to a fundamental policy of the Fund that may be changed only with the approval of the Fund's shareholders.

QUARTERLY REPURCHASES OF A MINIMUM OF 5% OF ITS OUTSTANDING SHARES
------------------------------------------------------------------

     Each quarter, the Fund will offer to repurchase a minimum of 5% of the number of shares outstanding on the date repurchase requests are due. The Board may establish a larger percentage for any quarterly repurchase offer. However, the percentage will not be less than 5% or more than 25% of the shares outstanding on the date repurchase requests are due.

     Quarterly repurchase offers will commence each January, April, July and October; and will be completed in the following month.

     When a repurchase offer commences, the Fund sends a written notification of the offer to shareholders via their financial intermediaries. The notification specifies, among other things:

     . the percentage of the Fund's shares that the Fund is offering to repurchase. (This will ordinarily be 5%);

     . the date on which a shareholder's repurchase request is due. This will ordinarily be the first Friday of the month following the distribution date of the written notification of the offer to shareholders;

     . the date that will be used to determine the Fund's net asset value applicable to the quarterly share repurchase. This valuation date is generally expected to be the day on which the quarterly repurchase requests are due;

     . the date by which shareholders will receive the proceeds from their share sales; and

     . the net asset value of the Fund's shares as of a date no more than seven days prior to the distribution date of the written notification of the offer to shareholders.

     The Fund sends this written notification approximately 30 days before the due date for the repurchase request. In no event will the notification be sent less than 21 or more than 42 days in advance. In order to participate in any quarterly repurchase offer, your shares of the Fund must be held through a selected broker-dealer. You will not be able to submit requests to participate in a repurchase offer directly to the Fund. In addition, it is important for you to recognize that your broker-dealer may require additional time to mail the repurchase offer to you, to process your request, and to credit your account with the proceeds of any repurchased shares.

     The due date for repurchase requests is a deadline that will be strictly observed. If your broker-dealer fails to submit your repurchase request in good order by the due date, you will be unable to liquidate your shares until a subsequent quarter, and you will have to resubmit your request for that quarter. You should be sure to advise your broker-dealer of your intentions in a timely manner. You may withdraw or change your repurchase request at any point before the due date.

THE FUND'S FUNDAMENTAL POLICIES WITH RESPECT TO SHARE REPURCHASES
-----------------------------------------------------------------

     The Fund has adopted the following fundamental policies in relation to its share repurchases that may only be changed by a majority vote of the outstanding voting securities of the Fund:

     . as stated above, the Fund will make share repurchase offers every three months, pursuant to Rule 23c-3 under the 1940 Act, as it may be amended from time to time;

     . a minimum of 5% of the Fund's outstanding shares of beneficial interest will be subject to the repurchase offer, unless the Board establishes a different percentage, which must be between 5% and 25%;

     . the repurchase request due dates will be the first Friday of the month following the notification of the repurchase offer to shareholders; ordinarily, the first Friday in February, May, August, and November (or the preceding business day if that day is a New York Stock Exchange ("NYSE") holiday); and

     . there will be a maximum 14 day period between the due date for each repurchase request and the date on which the Fund's net asset value for that repurchase is determined.

PRO RATA PURCHASES OF SHARES IN THE EVENT OF AN OVERSUBSCRIBED REPURCHASE OFFER
-------------------------------------------------------------------------------

     There is no minimum number of shares that must be tendered before the Fund will honor repurchase requests. However, the percentage determined by the Board for each quarterly repurchase offer will set a maximum number of shares that may be purchased by the Fund. In the event a repurchase offer by the Fund is oversubscribed, the Fund may, but is not required to, repurchase additional shares, but only up to a maximum amount of 2% of the outstanding shares of the Fund. If the Fund determines not to repurchase additional shares beyond the repurchase offer amount, or if shareholders tender an amount of shares greater than that which the Fund is entitled to purchase, the Fund will repurchase the shares tendered on a pro rata basis.

     If pro-ration is necessary, the Fund will send a notice of pro-ration to each broker-dealer on the business day following the repurchase request due date. The number of shares each investor submitted for repurchase will be reduced by the same percentage. If any shares that you wish to have repurchased by the Fund are not repurchased because of pro-ration, you will have to wait until the next repurchase offer, and your repurchase request will not be given any priority over other shareholders' requests. Thus, there is a risk that the Fund may not purchase all of the shares you wish to sell in a given quarter or in any subsequent quarter. In anticipation of the possibility of pro-ration, some shareholders may tender more shares than they wish to have repurchased in a particular quarter, thereby increasing the likelihood of pro-ration. There is no assurance that you will be able to sell as many of your shares as you desire to sell.

     The Fund may not suspend or postpone a repurchase offer except pursuant to a vote of a majority of the Trustees, including a majority of the disinterested Trustees, and only:

     (a) If the repurchase would cause the Fund to lose its status as a regulated investment company under Subchapter M of the Internal Revenue Code;

     (b) For any period during which the NYSE or any other market in which the securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted;

     (c) For any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or

     (d) For such other periods as the SEC may by order permit for the protection of shareholders of the Fund.

DETERMINATION OF REPURCHASE PRICE
---------------------------------

     The repurchase price payable in respect of a repurchased share will be equal to the share's net asset value on the date for such determination specified in the notification provided to shareholders, referred to in this Prospectus as the "net asset value determination date". The Fund's net asset value per share may change substantially in a short time as a result of developments at the companies in which the Fund invests. Changes in the Fund's net asset value may be more pronounced than with other funds because of the Fund's emphasis on developmental stage companies and venture capital companies that are not publicly traded. The Fund's net asset value per share may change materially between the date a quarterly repurchase offer is mailed and the request due date, and it may also change materially shortly after a repurchase is completed. The method by which the Fund calculates net asset value is discussed under the caption "Calculation of Net Asset Value."

PAYMENT
-------

     The Fund expects to repurchase shares on the next business day after the net asset value determination date. Proceeds will be distributed to intermediaries as specified in the repurchase offer notification, usually on the third business day after repurchase. In any event, the Fund will pay repurchase proceeds no later than seven days after the net asset value determination date.

     Participating shareholders may elect to apply the payment of proceeds for shares submitted for repurchase in a quarterly offer towards the purchase of Class A shares of any open-end investment company that is a part of the Munder Funds family of mutual funds. If you wish to make such an election, you must contact your broker-dealer well in advance of the deadline for submitting shares for repurchase and the amount of proceeds applied towards the purchase of Class A shares must meet the minimum purchase requirements for the Munder Fund shares to be purchased. In addition, shareholders purchasing Class A shares of a Munder Fund with a higher sales charge will be responsible for payment of the difference. Before making such an election, please review the prospectus of the Munder Fund whose shares you wish to purchase. You can obtain a prospectus for any Munder Fund by contacting your broker-dealer or by calling the Munder Funds at (800) 438-5789.

     Participation in a repurchase offer is a taxable event and you may realize taxable gain or loss. Designation of cash proceeds towards the purchase of Class A shares of one of the Munder Funds is also a taxable event.

IMPACT OF REPURCHASE POLICIES ON THE LIQUIDITY OF THE FUND
----------------------------------------------------------

     From the time the Fund distributes each repurchase offer notification until the net asset value determination date, the Fund must maintain liquid assets at least equal to the percentage of its shares subject to the repurchase offer. For this purpose, liquid assets means assets that may be disposed of in the ordinary course of business at approximately the price at which they are valued or which mature by the repurchase payment date. The Fund is also permitted to borrow money to meet repurchase requests. Borrowing by the Fund involves certain risks for shareholders. See "Risk Factors -- Borrowing."

CONSEQUENCES OF REPURCHASE OFFERS
---------------------------------

     The Fund believes that repurchase offers will generally be beneficial to the Fund's shareholders, and will generally be funded from available cash or sales of portfolio securities. The Fund may temporarily hold more of its total assets in highly liquid securities (including cash) if it anticipates financing some or all repurchases in a repurchase offering by selling portfolio investments. However, if the Fund borrows to finance repurchases, interest on that borrowing will increase the Fund's expenses and will reduce any net investment income.

     Repurchase offers provide shareholders with the opportunity to dispose of shares at net asset value. The Fund does not anticipate that a secondary market will develop, but in the event that a secondary market were to develop, it is possible that shares would trade in that market at a discount to net asset value. The existence of periodic repurchase offers at net asset value may not alleviate such discount.

     Repurchase of the Fund's shares will tend to reduce the number of outstanding shares and, depending upon the Fund's investment performance and its ability to sell additional shares in a continuous offering, its net assets. A reduction in the Fund's net assets will tend to increase the Fund's expense ratio.

     The Fund's offering of new shares may alleviate certain of the potentially adverse consequences described above, but there is no assurance that the Fund will be able to secure new investments or raise new cash. In addition, the repurchase of shares by the Fund will be a taxable event to shareholders. For a discussion of these tax consequences, see "Taxes."

                         CALCULATION OF NET ASSET VALUE

     The Fund's net asset value (NAV) is calculated each day on which the New York Stock Exchange (NYSE) is open. The NAV per share is the value of a single Fund share. The NAV is calculated by (i) taking the current value of the Fund's total assets; (ii) subtracting the liabilities and expenses of the Fund, and
(iii) dividing that amount by the total number of shares then outstanding. The Fund calculates NAV as of the close of regular trading on the NYSE, normally 4:00 p.m. (Eastern time). If the NYSE closes at any other time, or if an emergency exists, transaction deadlines and NAV calculations may occur at different times. The NAV of the Fund is generally based on the current market value of the securities held in the Fund.

     If reliable current market values are not readily available for a security, such security will be priced using its fair value as determined in good faith by, or using procedures approved by, the Board. Fair value represents a good faith approximation of the value of a security. The fair value of one or more securities may not, in retrospect, be the prices at which those assets could have been sold during the period in which the particular fair values were used in determining the Fund's NAV. As a result, the Fund's sale or redemption of its shares at NAV, at a time when a holding or holdings are valued at fair value, may have the effect of diluting or increasing the economic interest of existing shareholders. Investors should be aware that situations involving uncertainties as to the value of the Fund's investments could have an adverse effect on the Fund's net asset value if fair valuation judgments should prove to be incorrect. The procedures established by the Board to fair value the Fund's securities contemplate that Munder will establish a Pricing Committee to serve as its formal oversight body for the valuation of the Fund's securities. Any determination of the Pricing Committee made during a quarter will be reviewed by the Board at its next regularly scheduled quarterly meeting. The Pricing Committee, in its discretion, may request the Board's input on any particular issue.

     Trading in foreign securities may be completed at times that vary from the closing of the NYSE. The Fund values foreign securities at the latest closing price on the exchange on which they are traded immediately prior to the closing of the NYSE. Foreign currency exchange rates are generally determined as of the close of trading of the London Stock Exchange. Foreign securities quoted in foreign currencies are translated into U.S. dollars at those rates.

     Occasionally, events that affect the value of the Fund's portfolio securities may occur between the time the principal market for the Fund's foreign securities closes and the closing of the NYSE. If Munder believes that such events materially affect the value of portfolio securities, these securities may be valued at their fair market value as determined in good faith by, or using procedures approved by, the Board. The Fund may also fair value its foreign securities when a particular foreign market is closed but the Fund is open. This policy is intended to assure the Fund's NAV appropriately reflects securities' values at the time of pricing.

     When available, the net asset value or financial statements of a private venture capital fund will typically be used for valuation purposes, subject to review and consideration of adjusting such values by applying appropriate discounts or premiums. Adjustments may be based on, among other things, financial statement disclosure, analyst recommendation, impact of drawdowns and distributions and known changes in the portfolio of a venture capital fund or company, or market events that may affect the value of the Fund's investment. There is, however, an inherent lack of precision in adjusting the valuations of securities of private venture capital companies and venture capital funds held by the Fund.

     All cash, receivables and current payables are carried on the Fund's books at their face value. Other assets, if any, are valued at fair value as determined in good faith under the supervision of the Board.

     You may obtain the Fund's daily net asset value per share by calling 800-4-MUNDER (800-468-6337) or by visiting the Munder Funds website at www.munder.com.

                          SHARES OF BENEFICIAL INTEREST

     The Fund is authorized to issue an unlimited number of shares of beneficial interest, $0.01 par value.

                                AMOUNT HELD BY
                   AMOUNT     REGISTRANT FOR ITS    NUMBER OF SHARES OUTSTANDING
TITLE OF CLASS   AUTHORIZED         ACCOUNT            AS OF DECEMBER 31, 2003
--------------   ----------   ------------------    ----------------------------
   SHARES OF     UNLIMITED           N/A                     4,039,817
  BENEFICIAL
   INTEREST

     Shareholders do not have preemptive, subscription or conversion rights, and are not liable for further calls or assessments. The Fund is unlikely to have net investment income or to pay dividends. Shares are not available in certificated form and shares must be held through selected broker-dealers.

     Each share of beneficial interest is entitled to one vote per share of all shares entitled to be cast at shareholder meetings. The Fund does not intend to hold annual meetings of shareholders, except as in accordance with applicable law and regulation. Special meetings may be called by Trustees, the President or Shareholders entitled in the aggregate to a minimum of ten percent (10%) of the shares of the Fund entitled to vote. In general, any action requiring a vote of the holders of the shares of beneficial interest of the Fund shall be effective if taken or authorized by the affirmative vote of a majority of the shares entitled to be cast of the requisite quorum of thirty-three and one-third percent (33-1/3%). Any change in the Fund's fundamental policies requires affirmation of a majority of the votes entitled to be cast in person or by proxy. Shareholders must also approve any amendment to the declaration of trust that would result in a change in the terms of their shares or a change in their voting rights. The foregoing could have the effect of delaying, deferring or preventing changes in control of the Fund.

     In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Fund, after payment of all of the liabilities of the Fund, the Fund's shareholders are entitled to share ratably in all the remaining assets of the Fund.

                                 CONTROL PERSONS


     As of December 31, 2003, no person owned of record or were known by the Fund to own beneficially 5% or more of the Shares.


                               DISTRIBUTION POLICY

     Dividends will be paid annually on the shares in amounts representing substantially all of the net investment income, if any, earned each year. Payments will vary in amount, depending on investment income received and expenses of operation. It is likely that many of the companies in which the Fund invests will not pay any dividends, and this, together with the Fund's relatively high expenses, means that the Fund is unlikely to have net investment income or pay dividends. The Fund is not a suitable investment if you require regular dividend income.

     Substantially all of any taxable net capital gains realized on investments will be paid to shareholders at least annually.

     The net asset value of each share that you own will be reduced by the amount of the distributions or dividends that you receive from that share.

AUTOMATIC REINVESTMENT OF DIVIDENDS AND CAPITAL GAINS
-----------------------------------------------------

     Automatic reinvestment is available for any holder of the Fund's shares who wishes to purchase additional shares using dividends and/or capital gains distributions paid by the Fund. You may elect to:

     .  reinvest both dividends and capital gains distributions;

     .  receive dividends in cash and reinvest capital gains distributions; or

     .  receive both dividends and capital gains distributions in cash.

     Your dividends and capital gains distributions will be reinvested if you do not instruct your broker-dealer otherwise.

     Shares will be issued to you at their net asset value on the ex-dividend date; there is no sales charge or other charge for reinvestment. You are free to change your election at any time by contacting your broker-dealer, who will inform the Fund. Your request must be received by the Fund before the record date to be effective for that dividend or capital gains distribution. The Fund may terminate automatic reinvestment at any time upon notice to shareholders.

                                      TAXES

     The Fund intends to qualify and elect to be treated as a regulated investment company under the Internal Revenue Code (the "Code"). As a regulated investment company, the Fund will generally be exempt from federal income taxes on net investment income, tax-exempt income, and net capital gain (the excess of net long-term capital gain over net short-term capital loss) distributed to shareholders, as long as at least 90% of the Fund's net investment income and net tax-exempt interest income, if any, is distributed to shareholders each year.

     Dividends from net investment income and from net short-term capital gain are taxable as ordinary income. Distributions, if any, from net long-term capital gain are taxable to shareholders as long-term capital gain, regardless of how long shares in the Fund have been held by the shareholder. The tax treatment of ordinary income and capital gain dividends is the same whether you take them in cash or reinvest them to buy additional Fund shares. Although a portion of the Fund's ordinary income distributions may qualify for the recently enacted 15% rate on certain qualified dividends and/or the 70% dividends-received deduction for corporate shareholders, it is not expected that the amount of any qualifying dividends will be significant.

     The Fund does not intend to distribute its net capital gains to the extent that the Fund is able to offset such gains by available capital loss carryovers from prior years. Certain restrictions may apply under the Code that could limit the Fund's ability to use capital loss carryovers. It should also be noted that any undistributed gains would be reflected in the value of Fund shares and would therefore affect the amount of any taxable gain recognized on the repurchase of Fund shares.

     The Fund does not intend to operate so as to be permitted to "pass-through" to its shareholders credit for foreign taxes, if any, payable by the Fund. Hedging activities by the Fund may increase the amount of short-term capital gains realized by the Fund, which is taxed as ordinary income when distributed to shareholders and may also result in the deferral of the recognition of losses by the Fund (which could increase the amount of taxable distributions to shareholders). Gains from foreign currency forward contracts will generally be treated as ordinary income.

     Each January, you will be sent information on the tax status of any distribution made during the previous calendar year.

     Shareholders should consult their tax advisors regarding the specific tax consequences, including state and local tax consequences, of participating in a repurchase offer. A sale of Fund shares pursuant to a repurchase offer will be treated as a taxable sale or exchange of the Fund shares if the tender (i) completely terminates the shareholder's interest in the Fund, (ii) is treated as a distribution that is "substantially disproportionate" or (iii) is treated as a distribution that is "not essentially equivalent to a dividend". A "substantially disproportionate" distribution generally requires a reduction of more than 20% in the shareholder's proportionate interest in the Fund after taking into account all Shares sold under the repurchase offer. A distribution "not essentially equivalent to a dividend" requires that there be a "meaningful reduction" in the shareholder's interest, which should be the case if the shareholder has a minimal proportionate interest in the Fund, exercises no control over Fund affairs and suffers a reduction in his or her proportionate interest.

     The Fund intends to take the position that sales of Fund shares pursuant to a repurchase offer will qualify for sale or exchange treatment. If the transaction is treated as a sale or exchange for tax purposes, any gain or loss recognized will be treated as a capital gain or loss by shareholders who hold their Fund shares as a capital asset and as a long-term capital gain or loss if such Shares have been held for more than one year. However, if you sell Fund shares on which a long-term capital gains distribution has been received and you held the shares for six months or less, any loss you realize will be treated as a long-term capital loss to the extent that it offsets the long-term capital gains distribution. All or a portion of any loss realized on a sale may also be disallowed if the shareholder acquires other Fund shares within 30 days before or after the sale and, in such a case, the basis of the acquired shares would then be adjusted to reflect the disallowed loss.

     If a sale of Fund shares pursuant to a repurchase offer is not treated as a sale or exchange, then the amount received upon a sale of Shares may consist in whole or in part of ordinary dividend income, a return of capital or capital gain, depending on the Fund's earnings and profits for its taxable year and the shareholder's tax basis in the Fund shares. In addition, if any amounts received are treated as a dividend to tendering shareholders, there is a risk that a constructive dividend may be considered to be received by non-tendering shareholders whose proportionate interest in the Fund has been increased as a result of the tender.

     The Fund generally will be required to withhold federal income tax at a rate of 28% ("backup withholding") from dividends paid, capital gains distributions, and redemption proceeds to individuals and certain other non-corporate shareholders if (1) the shareholder fails to furnish the Fund with the shareholder's correct taxpayer identification number or social security number, (2) the IRS notifies the shareholder or the Fund that the shareholder has failed to report properly certain interest and dividend income to the IRS and to respond to notices to that effect, or (3) when required to do so, the shareholder fails to certify that he or she is not subject to backup withholding. Any amounts withheld may be credited against the shareholder's federal income tax liability and may entitle the shareholder to a refund, provided that the required information is furnished to the IRS.

     Distributions may be subject to additional state, local and foreign taxes, depending on each shareholder's particular situation. Non-U.S. shareholders may be subject to U.S. tax rules that differ significantly from those summarized above, including the likelihood that ordinary income dividends (including distributions of net short-tern capital gain) to them would be subject to withholding of U.S. tax at a rate of 30% (or a lower treaty rate, if applicable).

     The discussion contained in this section is a general and abbreviated summary of certain federal tax considerations affecting the Fund and its shareholders, and is not intended as tax advice or to address a shareholder's particular circumstances. Investors are urged to consult their tax advisors regarding the tax consequences of investing in the Fund.

                           HOW TO PURCHASE FUND SHARES

OFFERING
--------

     The Fund is party to a Distribution Agreement with the Distributor. The Distributor, Funds Distributor, Inc., 60 State Street, Boston, MA 02109, is offering the Fund's shares on a best efforts basis. The Fund and Munder have agreed to indemnify the Distributor against certain liabilities, including liabilities under the 1933 Act.

     This offering will be made through a group of broker-dealers selected by the Distributor. The Fund will have the sole right to accept orders to purchase shares and reserves the right to reject any order in whole or in part. Shares of beneficial interest are offered at a price equal to the net asset value per share, plus a front-end sales charge of up to 4% payable to the Distributor. The Distributor will in turn pay such front-end sales charge to appropriate selected broker-dealers. Munder, the Distributor or their affiliates also may pay from their own resources additional compensation to broker-dealers in connection with the sale and distribution of Fund shares or the servicing of investors in the Fund.

     The minimum investment is $10,000 ($2,000 for IRAs). Additional investments must be at least $5,000 ($2,000 for IRAs), except as otherwise permitted by the Fund. Reductions in the front-end sales charge are available depending upon the amount of your purchase:

                                          Front-End
Amount of Purchase                       Sales Charge
---------------------------------        ------------
Under $500,000                                      4%
$500,000 but less than $1 million                   2%
$1 million or more                                  1%

     Reductions in the sales charge may also be available depending upon the total cost of the shares you purchase. A right of accumulation may allow you to combine the total cost of the shares you purchased in the Fund's initial offering, this continuous offering and in any future continuous offerings to permit you to have the benefit, if you qualify, of a reduced front-end sales charge for your then current share purchase. However, the total cost of the shares owned by you will only be taken into account if you notify your broker-dealer that you wish to take advantage of the right of accumulation and provide sufficient information to permit confirmation of the total cost of the shares of the Fund you own at the time that the subsequent purchase is made.

     The Fund also pays each selected broker-dealer a shareholder servicing fee at an annual rate of up to 0.50% of the net asset value of the outstanding shares owned by customers of such broker-dealer, as described below.

     The Fund may discontinue this continuous offering at any time. At the discretion of the Fund and the Distributor, the Fund may, from time to time thereafter, commence other continuous offerings of its shares through the Distributor and selected broker-dealers at a price equal to the net asset value per share, plus a front-end sales charge of up to 4%, which may be amended in the future at the discretion of the Fund and the Distributor. Reductions in the front-end sales charge will be available as described above under "Continuous Offering." Any continuous offering of the Fund's shares may be discontinued at any time without notice.

     The Fund's share price will be determined based upon the net asset value next calculated after your purchase order has been received in good order. Purchase orders received by the Fund or selected broker-dealers by the close of regular business on the NYSE, currently 4:00 p.m., Eastern time will be executed at the net asset value per share calculated as of the close of business on the NYSE on that day. If your purchase order is received after the the close of regular business, your order will be executed at the net asset value per share calculated as of the close of business on the NYSE the next business day.

     No market exists for the Fund's shares. The Fund's shares will not be listed on any securities exchange, and the Fund does not anticipate that a secondary market will develop for its shares. Neither the Distributor, nor any broker-dealer selected by the Distributor to participate in this continuous offering of the Fund's shares, intends to make a market in the Fund's shares.

EXCHANGES AMONG MUNDER FUNDS
----------------------------

     The Fund does not permit exchanges of Fund shares. Shareholders may elect to apply repurchase offer proceeds towards the purchase of Class A shares of any open-end investment company that is part of the Munder Funds family of mutual funds. See "Repurchase Offers - Payment" above.

SHAREHOLDER SERVICING FEE
-------------------------

     The Fund pays selected broker-dealers a shareholder servicing fee to compensate them for providing shareholder services and the maintenance of accounts. These services include providing information and responding to shareholder questions about the structure of the Fund, the availability of shares in any continuous offering, and repurchase offers. The shareholder service fee is payable monthly at an annual rate of up to 0.50% of the value of the outstanding shares owned by customers of such broker-dealer. This fee is accrued daily as an expense of the Fund.

OPENING AN ACCOUNT WITH THE FUND
--------------------------------

     To make an investment in the Fund, contact your financial advisor. Accounts may be opened only through selected broker-dealers. Shares are not available in certificated form. Shares may be transferred to an account at another broker-dealer only if the broker-dealer has entered into an agreement with the Distributor relating to shares of the Fund.

     The required minimum initial investment in the Fund is $10,000 except that IRAs may be opened with $2,000. Additional investments must be at least $5,000 for regular accounts and $2,000 for IRAs, except as otherwise permitted by the Fund.

SALES AT NET ASSET VALUE
------------------------

     The following persons are eligible to purchase shares of the Fund at net asset value, without payment of the front-end sales charge: registered representatives of selected broker-dealers that offer shares of the Fund, clients of financial professionals who hold their securities in fee-based accounts, clients of fee-based planners, existing institutional clients of Munder, and employees of Munder, the Distributor and Legal Counsel to the Fund.

                               GENERAL INFORMATION

DESCRIPTION OF THE FUND
-----------------------

     The Fund is registered under the 1940 Act as a closed-end, non-diversified management investment company. The Fund was established as a statutory trust under the laws of the State of Delaware on April 7, 2000 and commenced operations on October 17, 2000. The Fund's office is located at 480 Pierce Street, Birmingham, MI 48009 and its telephone number is 800-4-MUNDER (800-468-6337). Investment management services are provided to the Fund by Munder.

CONFLICTS OF INTEREST
---------------------

     It is possible that the Fund will have transactions in the ordinary course of business with firms and companies of which one or more trustees, directors or officers is a trustee, director and/or officer of the Fund. However, such transactions would likely involve the Fund's portfolio managers who are not appointed as officers of the Fund.

                            TABLE OF CONTENTS OF SAI

Additional Investment Policies.................................................3
Trustees and Officers.........................................................12
Investment Advisory and Other Services........................................21
Administrator, Sub-Administrator and Distributor..............................23
Independent Auditors..........................................................23
Custodian, Transfer Agent and Dividend Paying Agent...........................24
Code of Ethics................................................................24
Brokerage Commissions.........................................................25
Taxes.........................................................................26
Additional Information Regarding Valuation....................................30
Financial Statements..........................................................32

                              MUNDER @VANTAGE FUND

                                480 Pierce Street
                              Birmingham, MI 48009

                                A Management Type
                           Non-Diversified, Closed-End
                               Investment Company

                                   ----------

                          SHARES OF BENEFICIAL INTEREST

                                   ----------

                                   PROSPECTUS

                                 January 9, 2004

     Until April 8, 2004 (90 calendar days after the commencement of the offering), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of the Distributor or the selected broker-dealers to deliver a prospectus in connection with each sale made pursuant to this offering.


          INVESTMENT ADVISER                            DISTRIBUTOR

       Munder Capital Management                  Funds Distributor, Inc.
           480 Pierce Street                          60 State Street
         Birmingham, MI 48009                        Boston, MA 02109

               CUSTODIAN                              TRANSFER AGENT

  State Street Bank and Trust Company                    PFPC Inc.
          225 Franklin Street                       4400 Computer Drive
           Boston, MA 02110                        Westborough, MA 01581

                                  LEGAL COUNSEL

                                   Dechert LLP
                              1775 I Street, N.W.
                             Washington, D.C. 20006

                       STATEMENT OF ADDITIONAL INFORMATION

                              MUNDER @VANTAGE FUND

                          Shares of Beneficial Interest


                                480 Pierce Street
                              Birmingham, MI 48009

                           800-4-MUNDER (800-468-6337)



     This statement of additional information ("SAI") is not a prospectus. This SAI relates to and should be read in conjunction with the prospectus ("Prospectus") of the Munder @Vantage Fund ("Fund") dated January 9, 2004. A copy of the prospectus or the Fund's annual or semi-annual report may be obtained free of charge by contacting the Fund at the telephone numbers or address set forth above.


     The date of this SAI and the related Prospectus is January 9, 2004.

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----

ADDITIONAL INVESTMENT POLICIES.................................................3
TRUSTEES AND OFFICERS.........................................................12
INVESTMENT ADVISORY AND OTHER SERVICES........................................21
ADMINISTRATOR, SUB-ADMINISTRATOR AND DISTRIBUTOR .............................23
INDEPENDENT AUDITORS..........................................................23
CUSTODIAN, TRANSFER AGENT AND DIVIDEND PAYING AGENT...........................24
CODE OF ETHICS................................................................24
BROKERAGE COMMISSIONS.........................................................25
TAXES.........................................................................26
ADDITIONAL INFORMATION REGARDING VALUATION....................................30
FINANCIAL STATEMENTS..........................................................32

                         ADDITIONAL INVESTMENT POLICIES

     The investment objective and principal investment strategies of the Fund, as well as the principal risks associated with the Fund's investment strategies, are set forth in the Prospectus. Certain additional investment information is provided below.

FUNDAMENTAL POLICIES

     The Fund's stated fundamental policies, which may not be changed without a vote of shareholders, are listed below. Within the limits of these fundamental policies, the Fund's management has reserved freedom of action. The Fund:

          (1) May not issue senior securities such as bonds, notes or other evidences of indebtedness, or otherwise borrow money, or issue preferred stock unless, immediately after issuance, the net assets of the Fund provide asset coverage (as defined in the Investment Company Act of 1940, as amended ("1940 Act")), of at least 300% with respect to indebtedness and at least 200% with respect to preferred stock.

          (2) May not underwrite securities issued by other persons or engage in the business of underwriting securities, except to the extent the Fund may be deemed to be an underwriter within the meaning of the Securities Act of 1933, as amended ("1933 Act") in connection with the purchase and sale of its portfolio securities in the ordinary course of pursuing its investment objective, policies and program.

          (3) May not purchase or sell real estate, except that the Fund may purchase (a) securities of issuers that deal in real estate, (b) securities that are directly or indirectly secured by interests in real estate, and (c) securities that represent interests in real estate and the Fund may acquire and dispose of real estate or interests in real estate acquired through the exercise of its rights as a holder of debt obligations secured by real estate or interests therein.

          (4) May not lend portfolio securities to broker-dealers or other institutions, unless the Fund's investment advisor, Munder Capital Management ("Munder" or the "Advisor"), believes such loans will be beneficial to the Fund. The borrower must maintain with the Fund cash or high-grade debt obligations equal to at least 100% of the current market value of the securities loaned. Moreover, all such loans taken together cannot exceed 10% of the value of the total assets of the Fund. The Fund may purchase money market securities, enter into repurchase agreements and acquire publicly distributed and privately placed debt securities.

          (5)  With respect to its share repurchases:

               . the Fund will make share repurchase offers every three months, pursuant to Rule 23c-3 under the 1940 Act, as it may be amended from time to time, commencing in January, 2001;

               . a minimum 5% of the Fund's outstanding shares of beneficial interest will be subject to the repurchase offer, unless the Board of Trustees of the Fund ("Board") establishes a different percentage, which must be between 5% and 25%;

               . the repurchase request due dates will be the first Friday of the month following the notification of the repurchase offer to shareholders; ordinarily, the first Friday in February, May, August and November (or the preceding business day if that day is a New York Stock Exchange holiday); and

               . there will be a maximum 14 day period between the due date for each repurchase request and the date on which the Fund's net asset value for that repurchase is determined.

          (6) May not invest more than 25% of the Fund's total assets in any one industry, except that the Fund will invest more than 25% of the value of its total assets in securities of companies considered by Munder to significantly benefit from or derive revenue from the Internet, advances in communications technology, data processing technology and implementations thereof, generally known as Internet technologies. Investments in securities issued by the U.S. government or states or local governments or related agencies and instrumentalities are not considered to be an industry for these purposes.

          (7) May not purchase or sell physical commodities and commodity contracts, except that it may (a) enter into futures contracts and options thereon in accordance with applicable law and (b) purchase or sell physical commodities if acquired as a result of ownership of securities or other instruments. The Fund will not consider stock index, currency and other financial futures contracts, swaps or hybrid instruments to be commodities.

OTHER OPERATING POLICIES

     Securities Loans. The Fund may loan up to 10% of its total assets to securities firms and financial institutions. All securities loans will be made pursuant to agreements requiring the loans to be continuously secured by collateral in cash or high grade debt obligations at least equal at all times to 100% of the current market value of the loaned securities. The borrower pays to the Fund an amount equal to any dividends or interest received on loaned securities. The Fund retains all or a portion of the interest received on investment of cash collateral or receives a fee from the borrower.

     Securities loans are made to broker-dealers or institutional investors or other persons, pursuant to agreements requiring that the loans be continuously secured by collateral at least equal at all times to 100% of the current market value of the loaned securities marked to market on a daily basis. The collateral received will generally consist of cash, U.S. government securities, letters of credit or such other high quality collateral. While the securities are being loaned, the Fund will continue to receive the equivalent of the interest or dividends paid by the issuer on the loaned securities, as well as interest on the investment of the collateral and/or a fee from the borrower or placing agent. However, the Fund generally will pay certain administrative and custodial fees in connection with each loan. The Fund has a right to call each loan and obtain the securities at any time or, in connection with securities trading on foreign markets, within such longer period for purchases and sales of such securities in such foreign markets. The Fund will generally not have the right to vote securities while they are being loaned, but it is expected that Munder will call a loan in anticipation of any important vote.

     The risks in lending portfolio securities, as with other extensions of secured credit, consists of the possibility of loss to the Fund due to: (i) the inability of the borrower to return the security, (ii) delay in receiving additional collateral, (iii) delay in the recovery of the loaned securities, or
(iv) loss of rights in the collateral should the borrower fail financially. In addition, the Fund is responsible for any loss that might result from its investment of the borrower's collateral. In determining whether the Fund will lend securities, Munder will consider all relevant facts and circumstances. The Fund will only enter into loan arrangements with broker-dealers, banks or other institutions that Munder has determined are creditworthy under guidelines established by the Board.

     Foreign Securities. The Fund may invest up to 25% of its total assets in direct investments in foreign securities (which limitation may be changed without a shareholder vote). The Fund may invest in commercial paper and certificates of deposit issued by foreign banks and may invest either directly or through American Depositary Receipts ("ADRs"), European Depositary Receipts ("EDRs"), or Global Depositary Receipts ("GDRs") (collectively, "depositary receipts") in other securities of foreign issuers, including New York Registered Shares ("NYRs"). For a discussion of the risks associated with investments in foreign securities, see "Risk Factors - Investments in Foreign Securities and Depositary Receipts" in the Prospectus.

     Depositary receipts are instruments generally issued by domestic banks or trust companies that represent the deposits of a security of a foreign issuer. ADRs, which are traded in dollars on U.S. exchanges or over-the-counter, are issued by domestic banks and evidence ownership of securities issued by foreign corporations. EDRs are issued by European financial institutions and typically trade in Europe. GDRs are also issued by European financial institutions and typically trade in both Europe and the United States. NYRs, also known as Guilder Shares since most of the issuing companies are Dutch, are dollar-denominated certificates issued by foreign companies specifically for the U.S. market. Investments in these types of securities involve similar risks to direct investments in foreign securities. Unlike depositary receipts of foreign companies, NYRs are not receipts backed by the home market security, but represent dollar-denominated direct claims on the issuing company's capital. Investment in NYRs, therefore, involves similar risks to investing directly in other types of foreign securities. In fact, like depositary receipts, however, investors may pay a fee to convert to the home-market shares.

     Income and gains on foreign securities may be subject to foreign withholding taxes. Investors should consider carefully the substantial risks involved in securities of companies and governments of foreign nations, which are in addition to the usual risks inherent in domestic investments. There may be less publicly available information about foreign companies comparable to the reports and ratings published about companies in the United States. Foreign companies are not generally subject to uniform accounting, auditing and financial reporting standards, and auditing practices and requirements may not be comparable to those applicable to United States companies. Foreign markets have substantially less trading volume than the New York Stock Exchange ("NYSE") and securities of some foreign companies are less liquid and more volatile than securities of comparable United States companies. Commission rates in foreign countries, which are generally fixed rather than subject to negotiation as in the United States, are likely to be higher. In many foreign countries there is less government supervision and less regulation of stock exchanges, brokers, and listed companies than in the United States. There is the possibility of expropriation, nationalization or confiscatory taxation, withholding and other foreign taxes on income or other amounts, foreign exchange controls (which may include suspension of the ability to transfer currency from a given country), default in foreign government securities, political or social instability or diplomatic developments that could affect investments in securities of issuers in foreign nations.

     The Fund may be affected either unfavorably or favorably by fluctuations in the relative rates of exchange between the currencies of different nations, by exchange control regulations and by indigenous economic and political developments. Changes in foreign currency exchange rates will influence values within the Fund from the perspective of U.S. investors, and may also affect the value of dividends and interest earned, gains and losses realized on the sale of securities, and net investment income and gains, if any, to be distributed to shareholders by the Fund. The rate of exchange between the U.S. dollar and other currencies is determined by the forces of supply and demand in the foreign exchange markets. These forces are affected by the international balance of payments and other economic and financial conditions, government intervention, speculation and other factors. Munder will attempt to avoid unfavorable consequences and to take advantage of favorable developments in particular nations where, from time to time, it places the Fund's investments.

     Foreign Currency Transactions. In order to protect against a possible loss on investments resulting from a decline or appreciation in the value of a particular foreign currency against the U.S. dollar or another foreign currency, the Fund may, but is not obligated to, enter into forward foreign currency exchange contracts ("forward currency contracts") and spot currency contracts ("spot contracts"). A forward currency contract is an agreement to purchase or sell a specific currency at a future date and at a price set at the time of the contract. Spot contracts involve the purchase of foreign currency at the current rate, typically in an effort to facilitate transactions in foreign securities. Shareholders should be aware of the costs of currency conversion. Although foreign exchange dealers do not charge a fee for conversion, they do realize a profit based on the difference ("spread") between the prices at which they are buying and selling various currencies. Thus, a dealer may offer to sell a foreign currency to the Fund at one rate, while offering a lesser rate of exchange should the Fund desire to resell that currency to the dealer. Neither forward currency contracts nor spot contracts eliminate fluctuations in the values of portfolio securities but rather allow the Fund to establish a rate of currency exchange for a future point in time or to purchase currency at a particular point in time.

     When Munder anticipates that a particular foreign currency may decline substantially relative to the U.S. dollar or other leading currencies, in order to reduce risk, the Fund may, but is not obligated to, enter into a forward currency contract to sell, for a fixed amount, the amount of foreign currency approximating the value of some or all of the Fund's securities denominated in such foreign currency. Similarly, when the obligations held by the Fund create a short position in a foreign currency, the Fund may enter into a forward currency contract to buy, for a fixed amount, an amount of foreign currency approximating the short position. With respect to any forward currency contract, it will not generally be possible to match precisely the amount covered by that contract and the value of the securities involved due to the changes in the values of such securities resulting from market movements between the date the forward contract is entered into and the date it matures. The projection of short-term currency market movement is extremely difficult, and the successful execution of a short-term hedging strategy is highly uncertain. In addition, while forward currency contracts may offer protection from losses resulting from declines or appreciation in the value of a particular foreign currency, they also limit potential gains that might result from changes in the value of such currency. The Fund will also incur costs in connection with forward currency contracts and conversions of foreign currencies and U.S. dollars.

     Cash or liquid securities equal to the amount of the Fund's assets that could be required to consummate forward currency contracts will be segregated on the books of the Fund's Custodian except to the extent the contracts are otherwise "covered." For the purpose of determining the adequacy of the securities in the segregated account, those securities will be valued at market or fair value. If the market or fair value of such securities declines, additional cash or securities will be segregated daily so that the value of the segregated securities will equal the amount of such commitments by the Fund. A forward currency contract to sell a foreign currency is "covered" if the Fund owns the currency (or securities denominated in the currency) underlying the contract, or holds a forward currency contract (or call option) permitting the Fund to buy the same currency at a price no higher than the Fund's price to sell the currency. A forward contract to buy a foreign currency is "covered" if the Fund holds a forward contract (or put option) permitting the Fund to sell the same currency at a price as high as or higher than the Fund's price to buy the currency.

     At the maturity of a forward currency contract to sell a currency, the Fund may either sell the portfolio security and make delivery of the foreign currency, or it may retain the security and terminate its contractual obligation to deliver the foreign currency by purchasing an "offsetting" contract obligating it to purchase, on the same maturity date, the same amount of the foreign currency. It is impossible to forecast with absolute precision the market value of portfolio securities at the expiration of the forward currency contract. Accordingly, it may be necessary for the Fund to purchase additional foreign currency on the spot market (and bear the expense of such purchase) if the market value of the security is less than the amount of foreign currency the Fund is obligated to deliver and if a decision is made to sell the security and make delivery of the foreign currency. Conversely, it may be necessary to sell on the spot market some of the foreign currency received upon the sale of the portfolio security if its market value exceeds the amount of foreign currency the Fund is obligated to deliver. However, the Fund may use liquid, high-grade debt securities, denominated in any currency, to cover the amount by which the value of a forward contract exceeds the value of the securities to which it relates.

     If the Fund retains the portfolio security and engages in offsetting transactions, the Fund will incur a gain or a loss (as described below) to the extent that there has been movement in forward contract prices. If the Fund engages in an offsetting transaction, it may subsequently enter into a new forward contract to sell the foreign currency. Should forward prices decline during the period between the Fund's entering into a forward currency contract for the sale of a foreign currency and the date it enters into an offsetting contract for the purchase of the foreign currency, the Fund will realize a gain to the extent the price of the currency it has agreed to sell exceeds the price of the currency it has agreed to purchase. Should forward prices increase, the Fund will suffer a loss to the extent the price of the currency it has agreed to purchase exceeds the price of the currency it has agreed to sell.

     Repurchase Agreements. The Fund may agree to purchase securities from financial institutions or broker-dealers deemed creditworthy by Munder, subject to the seller's agreement to repurchase the securities at an agreed-upon time and price ("repurchase agreements"). The resale price under a repurchase agreement is generally equal to the price paid by the Fund plus interest negotiated on the basis of then-current short-term rates (which may be more or less than the rate on the underlying securities).

     Munder will review and continuously monitor the creditworthiness of each seller and will require each of the Fund's repurchase agreements to be fully collateralized at all times with high-quality, liquid assets maintained by the seller in a segregated account. Securities subject to repurchase agreements will be held, as applicable, by the

Fund's custodian in the Federal Reserve/Treasury book-entry system or by another authorized securities depository. Repurchase agreements are considered to be loans under the 1940 Act.

     Repurchase agreements could involve certain risks in the event of bankruptcy or other default by the seller. If a seller under a repurchase agreement were to default on the agreement and be unable to repurchase the security subject to the repurchase agreement, the Fund would look to the collateral underlying the seller's repurchase agreement, including the securities subject to the repurchase agreement, for satisfaction of the seller's obligation to the Fund. The Fund might incur a loss if the value of the collateral declines and may incur disposition costs in liquidating certain collateral. In addition, if bankruptcy proceedings are commenced with respect to the seller, obtaining rights to sell the collateral may be delayed or limited and a loss may be incurred. Repurchase agreements are typically entered into for periods of one week or less.

     Repurchase agreements are deemed to have a maturity equal to the period remaining until the date on which the repurchase of the underlying securities is scheduled to occur, or, where the agreement is subject to demand, the notice period applicable to a demand for the repurchase of securities. The staff of the Securities and Exchange Commission ("SEC") currently takes the position that repurchase agreements maturing in more than seven days are illiquid securities.

     Illiquid Securities. The Fund may invest up to 40% of its net assets in illiquid securities. If, after the time of acquisition, events cause this limit to be exceeded, the Fund will take steps to reduce the aggregate amount of illiquid securities as soon as reasonably practicable in accordance with the policies of the SEC.

     Illiquid securities generally include securities for which there is a limited trading market and certain securities that are subject to trading restrictions because they are not registered under the 1933 Act. These may include restricted securities that can be offered and sold only to "qualified institutional buyers" under Rule 144A of the 1933 Act.

     Lower-Rated Debt Securities. It is expected that the Fund will invest not more than 10% of its total assets in debt securities that are rated below investment grade by Standard & Poor's Rating Service, a division of McGraw-Hill Companies, Inc. ("S&P"), Moody's Investors Service, Inc. ("Moody's") or Fitch Ratings, Inc., or in comparable unrated securities. Such securities are also known as junk bonds. The yields on lower-rated debt and comparable unrated securities generally are higher than the yields available on higher-rated securities. However, investments in lower-rated debt and comparable unrated securities generally involve greater volatility of price and risk of loss of income and principal, including the possibility of default by or bankruptcy of the issuers of such securities. Lower-rated debt and comparable unrated securities (a) will likely have some quality and protective characteristics that, in the judgment of the rating organization, are outweighed by large uncertainties or major risk exposures to adverse conditions and (b) are predominantly speculative with respect to the issuer's capacity to pay interest and repay principal in accordance with the terms of the obligation. Accordingly, it is possible that these types of factors could, in certain instances, reduce the value of securities held in the Fund's portfolio, with a commensurate effect on the value of the Fund's shares. Therefore, an investment in the Fund should not be considered as a complete investment program and may not be appropriate for all investors.

     While the market values of lower-rated debt and comparable unrated securities tend to react more to fluctuations in interest rate levels than the market values of higher-rated securities, the market values of certain lower rated debt and comparable unrated securities also tend to be more sensitive to individual corporate developments and changes in economic conditions than higher-rated securities. In addition, lower-rated debt securities and comparable unrated securities generally present a higher degree of credit risk. Issuers of lower-rated debt and comparable unrated securities often are highly leveraged and may not have more traditional methods of financing available to them so that their ability to service their debt obligations during an economic downturn or during sustained periods of rising interest rates may be impaired. The risk of loss due to default by such issuers is significantly greater because lower-rated debt and comparable unrated securities generally are unsecured and frequently are subordinated to the prior payment of senior indebtedness. The Fund may incur additional expenses to the extent that they are required to seek recovery upon a default in the payment of principal or interest on their portfolio holdings. The existence of limited markets for lower-rated debt and comparable unrated securities may diminish the Fund's ability to (a) obtain accurate market quotations for purposes of valuing such securities and calculating its net asset value and (b) sell the securities at fair value either to meet redemption requests or to respond to changes in the economy or in financial markets.

     Lower-rated debt securities and comparable unrated securities may have call or buy-back features that permit their issuers to call or repurchase the securities from their holders. If an issuer exercises these rights during periods of declining interest rates, the Fund may have to replace the security with a lower yielding security, thus resulting in a decreased return to the Fund.

     Rights and Warrants. The Fund may invest in common stock rights and warrants believed by Munder to provide capital appreciation opportunities. Common stock rights and warrants may be purchased separately or may be received as part of a unit or attached to securities purchased. Warrants are securities that give the holder the right, but not the obligation, to purchase equity issues of the company issuing the warrants, or a related company, at a fixed price either on a date certain or during a set period. At the time of issuance, the cost of a warrant is substantially less than the cost of the underlying security itself, and price movements in the underlying security are generally magnified in the price movements of the warrant. This effect enables the investor to gain exposure to the underlying security with a relatively low capital investment but increases an investor's risk in the event of a decline in the value of the underlying security and can result in a complete loss of the amount invested in the warrant. In addition, the price of a warrant tends to be more volatile than, and may not correlate exactly to, the price of the underlying security. If the market price of the underlying security is below the exercise price of the warrant on its expiration date, the warrant will generally expire without value.

     The equity security underlying a warrant is authorized at the time the warrant is issued or is issued together with the warrant. Investing in warrants can provide a greater potential for profit or loss than an equivalent investment in the underlying security, and, thus, can be a speculative investment. The value of a warrant may decline because of a decline in the value of the underlying security, the passage of time, changes in interest rates or in the dividend or other policies of the company whose equity underlies the warrant or a change in the perception as to the future price of the underlying security, or any combination thereof. Warrants generally pay no dividends and confer no voting or other rights other than to purchase the underlying security.

     Options. The Fund may, but is not required to, use options for hedging purposes. The Fund may write or buy put or call options on portfolio securities, but will primarily write covered call options, buy put options on securities held by the Fund and otherwise engage in options transactions that do not leverage the Fund. The Fund will not purchase options for speculative purposes. Options may relate to particular securities and may or may not be listed on a national securities exchange and issued by the Options Clearing Corporation. Options traded in the over-the-counter market may not be as actively traded as those traded on an exchange. Accordingly, it may be more difficult to value such options. In addition, with respect to options traded over the counter, it may be difficult to enter into closing transactions (as described below) and there is a risk of counterparty nonperformance. The Fund will engage in over-the-counter options transactions only with firms Munder deems to have sufficient credit to minimize these risks. Such options and the securities used as "cover" for such options may be considered illiquid securities.

     Options trading is a highly specialized activity which entails greater than ordinary investment risk. Options on particular securities may be more volatile than the underlying securities, and therefore, on a percentage basis, an investment in options may be subject to greater fluctuation than an investment in the underlying securities themselves.

     A call option for a particular security gives the purchaser of the option the right to buy, and the writer of the option the obligation to sell, the underlying security at the stated exercise price at any time prior to the expiration of the option, regardless of the market price of the security. The premium paid to the writer is in consideration for undertaking the obligations under the option contract. A put option for a particular security gives the purchaser the right to sell, and the writer the obligation to buy, the underlying security at the stated exercise price at any time prior to the expiration date of the option, regardless of the market price of the security.

     In the case of writing a call option on a security, the option is "covered" if the Fund owns the security underlying the call or has an absolute and immediate right to acquire that security without additional cash consideration, such as conversion or exchange of other securities held by it, or, if additional cash consideration is required, cash or cash equivalents in such amount are held in a segregated account by the Fund's Custodian. For a call option on an index, the option is covered if the Fund maintains with its custodian cash or cash equivalents equal to the contract value. A call option is also covered if the Fund holds a call on the same security or index as the call written where the exercise price of the call held is (i) equal to or less than the exercise price of the call written, or (ii) greater than the exercise price of the call written provided the difference is maintained by the portfolio in cash or cash equivalents in a segregated account with the Fund's Custodian. The Fund will limit its investment in uncovered put and call options purchased or written by the Fund to 33 1/3% of the Fund's total assets. The Fund will write put options only if they are "secured" by cash or cash equivalents in a segregated account with the Fund's Custodian in an amount not less than the exercise price of the option at all times during the option period.

     The writing of covered put options is similar in terms of risk/return characteristics to buy-and-write transactions (described below). If the market price of the underlying security rises or otherwise is above the exercise price, the put option will expire worthless and the Fund's gain will be limited to the premium received. If the market price of the underlying security declines or otherwise is below the exercise price, the Fund may elect to close the position or take delivery of the security at the exercise price and the Fund's return will be the premium received from the put option minus the amount by which the market price of the security is below the exercise price.

     The Fund may purchase put options to hedge against a decline in the value of its portfolio. By using put options in this way, the Fund will reduce any profit it might otherwise have realized in the underlying security by the amount of the premium paid for the put option and by transaction costs. The Fund may purchase call options to hedge against an increase in the price of securities that it anticipates purchasing in the future. The premium paid for the call option plus any transaction costs will reduce the benefit, if any, realized by the Fund upon exercise of the option, and, unless the price of the underlying security rises sufficiently, the option may expire worthless to the Fund.

     The writer of an option that wishes to terminate its obligation may effect a "closing purchase transaction." This is accomplished by buying an option of the same series as the option previously written. The effect of the purchase is that the writer's position will be canceled by the clearing corporation. However, a writer may not effect a closing purchase transaction after being notified of the exercise of an option. Likewise, an investor who is the holder of an option may liquidate its position by effecting a "closing sale transaction." The cost of such a closing purchase transaction plus transaction costs may be greater than the premium received upon the original option, in which event the Fund will have incurred a loss in the transaction. There is no guarantee in any instance that either a closing purchase transaction or a closing sale transaction can be effected.

     Effecting a closing sale transaction in the case of a written call option will permit the Fund to write another call option on the underlying security with either a different exercise price or expiration date or both. Also, effecting a closing sale transaction will permit the cash or proceeds from the concurrent sale of any securities subject to the option to be used for other Fund investments. If the Fund desires to sell a particular security from its portfolio on which it has written a call option, it will effect a closing sale transaction prior to or concurrent with the sale of the security.

     The Fund may write options in connection with buy-and-write transactions; that is, the Fund may purchase a security and then write a call option against that security. The Fund will determine the exercise price of the call based upon the expected price movement of the underlying security. The exercise price of a call option may be below ("in-the-money"), equal to ("at-the-money") or above ("out-of-the-money") the current value of the underlying security at the time the option is written. Buy-and-write transactions using in-the-money call options may be used when it is expected that the price of the underlying security will remain flat or decline moderately during the option period. Buy-and-write transactions using out-of-the-money call options may be used when it is expected that the premiums received from writing the call option plus the appreciation in the market price of the underlying security up to the exercise price will be greater than the appreciation in the price of the underlying security alone. If the call options are exercised in such transactions, the maximum gain to the Fund will be the premium received by it for writing the option, adjusted upwards or downwards by the difference between the Fund's purchase price of the security and the exercise price. If the options are not exercised and the price of the underlying security declines, the amount of such decline will be offset in part, or entirely, by the premium received.

     When the Fund purchases an option, the premium paid by it is recorded as an asset of the Fund. When the Fund writes an option, an amount equal to the net premium (the premium less the commission) received by the Fund is included in the liability section of the Fund's statement of assets and liabilities as a deferred credit. The amount of this asset or deferred credit will be subsequently marked to market to reflect the current value of the option purchased or written. The current value of the traded option is the last sale price or, in the absence of a sale, the average of the closing bid and asked prices. If an option purchased by the Fund expires unexercised the Fund realizes a loss equal to the premium paid. If the Fund enters into a closing sale transaction on an option purchased by it, the Fund will realize a gain if the premium received by the Fund on the closing transaction is more than the premium paid to purchase the option, or a loss if it is less. If an option written by the Fund expires on the stipulated expiration date or if the Fund enters into a closing purchase transaction, it will realize a gain (or loss if the cost of a closing purchase transaction exceeds the net premium received when the option is sold) and the deferred credit related to such option will be eliminated. If an option written by the Fund is exercised, the proceeds of the sale will be increased by the net premium originally received and the Fund will realize a gain or loss.

     There are several risks associated with transactions in options on securities and indices. For example, there are significant differences between the securities and options markets that could result in an imperfect correlation between these markets, causing a given transaction not to achieve its objectives. An option writer that is unable to effect a closing purchase transaction will not be able to sell the underlying security (in the case of a covered call option) or liquidate the segregated account (in the case of a secured put option) until the option expires or the optioned security is delivered upon exercise with the result that the writer in such circumstances will be subject to the risk of market decline or appreciation in the security during such period.

     There is no assurance that the Fund will be able to close an unlisted option position. Furthermore, unlisted options are not subject to the protections afforded purchasers of listed options by the Options Clearing Corporation, which performs the obligations of its members who fail to do so in connection with the purchase or sale of options.

     In addition, a liquid secondary market for particular options, whether traded over-the-counter or on a national securities exchange, may be absent for reasons which include the following: there may be insufficient trading interest in certain options; restrictions may be imposed by an exchange on opening transactions or closing transactions or both; trading halts, suspensions or other restrictions may be imposed with respect to particular classes or series of options or underlying securities; unusual or unforeseen circumstances may interrupt normal operations on an exchange; the facilities of an exchange or the Options Clearing Corporation may not at all times be adequate to handle current trading volume; or one or more exchanges could, for economic or other reasons, decide or be compelled at some future date to discontinue the trading of options (or a particular class or series of options), in which event the secondary market on that exchange (or in that class or series of options) would cease to exist, although outstanding options that had been issued by the Options Clearing Corporation as a result of trades on that Exchange would continue to be exercisable in accordance with their terms.

     Futures. The Fund may, but is not required to, use futures for hedging purposes or for the purpose of remaining fully invested or maintaining liquidity. The Fund may purchase and sell futures contracts on securities indices. Some index futures contracts are based on broad market indices, such as the S&P 500, while others are based on narrower markets, such as the S&P 100, or market sectors, such as energy or information technology stocks. Futures contracts are traded on organized exchanges regulated by the Commodity Futures Trading Commission. Transactions on such exchanges are cleared through a clearing corporation, which guarantees the performance of the parties to each contract.

     The Fund may sell index futures contracts in order to offset a decrease in market value of its portfolio securities that might otherwise result from a market decline. The Fund may purchase index futures contracts in anticipation of the purchases of securities. In a substantial majority of these transactions, the Fund will purchase such securities upon termination of the long futures position, but a long futures position may be terminated without a corresponding purchase of securities.

     In addition, the Fund may utilize index futures contracts in anticipation of changes in the composition of its portfolio holdings. For example, in the event that the Fund expects to narrow the range of industry groups represented in its holdings it may, prior to making purchases of the actual securities, establish a long futures position based on an index comprised of securities in the more narrow industry group. The Fund may also sell futures contracts in connection with this strategy, in order to protect against the possibility that the value of the securities to be sold as part of the restructuring of the portfolio will decline prior to the time of sale.

     Unlike in the case of purchasing or selling portfolio securities, no price is paid or received by the Fund upon the purchase or sale of a futures contract. Initially, the Fund is required to deposit with the broker or in a segregated account with the Fund's Custodian an amount of cash or cash equivalents, known as initial margin, based on the value of the contract. The nature of initial margin in futures transactions is different from that of margin in securities transactions in that futures contract margin does not involve the borrowing of funds by the customer to finance the transactions. Rather, the initial margin is in the nature of a performance bond or good faith deposit on the contract which is returned to the Fund upon termination of the futures contract assuming all contractual obligations have been satisfied. Subsequent payments, called variation margin, to and from the broker, are made on a daily basis as the price of the underlying instruments fluctuates, making the long and short positions in the futures contract more or less valuable, a process known as marking to the market. For example, when the Fund has purchased a futures contract and the price of the contract has risen in response to a rise in the underlying instruments, that position will have increased in value and the Fund will be entitled to receive from the broker a variation margin payment equal to that increase in value. Conversely, where the Fund has purchased a futures contract and the price of the futures contract has declined in response to a decrease in the underlying instruments, the position would be less valuable and the Fund would be required to make a variation margin payment to the broker. At any time prior to expiration of the futures contract, Munder may elect to close the position by taking an opposite position, subject to the availability of a secondary market, which will operate to terminate the Fund's position in the futures contract. A final determination of variation margin is then made, additional cash is required to be paid by or released to the Fund, and the Fund realizes a loss or gain.

     There are several risks in connection with the use of futures by the Fund as hedging devices. One risk arises because of the imperfect correlation between movements in the price of futures and movements in the price of the instruments which are the subject of the hedge. The price of futures may move more than or less than the price of the instruments being hedged. If the price of futures moves less than the price of the instruments which are the subject of the hedge, the hedge will not be fully effective but, if the price of the instruments being hedged has moved in an unfavorable direction, the Fund would be in a better position than if it had not hedged at all. If the price of the instruments being hedged has moved in a favorable direction, this advantage will be partially offset by the loss on the futures. If the price of the futures moves more than the price of the hedged instruments, the Fund will experience either a loss or gain on the futures which will not be completely offset by movements in the price of the instruments which are the subject of the hedge. To compensate for the imperfect correlation of movements in the price of instruments being hedged and movements in the price of futures contracts, the Fund may buy or sell futures contracts in a greater dollar amount than the dollar amount of instruments being hedged if the volatility over a particular time period of the prices of such instruments has been greater than the volatility over such time period of the futures, or if otherwise deemed to be appropriate by Munder. Conversely, the Fund may buy or sell fewer futures contracts if the volatility over a particular time period of the prices of the instruments being hedged is less than the volatility over such time period of the futures contract being used, or if otherwise deemed to be appropriate by Munder. It is also possible that, when the Fund sells futures to hedge its portfolio against a decline in the market, the market may advance and the value of the futures instruments held in the Fund may decline. If this occurs, the Fund would lose money on the futures.

     Where futures are purchased to hedge against a possible increase in the price of securities before the Fund is able to invest its cash (or cash equivalents) in an orderly fashion, it is possible that the market may decline instead; if the Fund then concludes not to invest its cash at that time because of concern as to possible further market decline or for other reasons, the Fund will realize a loss on the futures contract that is not offset by a reduction in the price of the securities that were to be purchased.

     In addition to the possibility that there may be an imperfect correlation, or no correlation at all, between movements in the futures and the instruments being hedged, the price of futures may not correlate perfectly with movement in the cash market due to certain market distortions. Rather than meeting additional margin deposit requirements, investors may close futures contracts through offsetting transactions which could distort the normal relationship between the cash and futures markets. Second, with respect to financial futures contracts, the liquidity of the futures market depends on participants entering into offsetting transactions rather than making or taking delivery. To the extent participants decide to make or take delivery, liquidity in the futures market could be reduced, thus producing distortions. Third, from the point of view of speculators, the deposit requirements in the futures market are less onerous than margin requirements in the securities market. Therefore, increased participation by speculators in the futures market may also cause temporary price distortions. Due to the possibility of price distortion in the futures market, and because of the imperfect correlation between the movements in the cash market and movements in the price of futures, a correct forecast of general market trends by Munder may still not result in a successful hedging transaction over a short time frame.

     Positions in futures may be closed out only on an exchange or board of trade which provides a secondary market for such futures. Although the Fund intends to purchase or sell futures only on exchanges or boards of trade where there appear to be active secondary markets, there is no assurance that a liquid secondary market on any exchange or board of trade will exist for any particular contract or at any particular time. When there is no liquid market, it may not be possible to close a futures investment position, and in the event of adverse price movements, the Fund would continue to be required to make daily cash payments of variation margin. However, in the event futures contracts have been used to hedge portfolio securities, such securities will not be sold until the futures contract can be terminated. In such circumstances, an increase in the price of the securities, if any, may partially or completely offset losses on the futures contract. However, as described above, there is no guarantee that the price of the securities will in fact correlate with the price movements in the futures contract and thus provide an offset on a futures contract.

     Further, it should be noted that the liquidity of a secondary market in a futures contract may be adversely affected by "daily price fluctuation limits" established by commodities exchanges which limit the amount of fluctuation in a futures contract price during a single trading day. Once the daily limit has been reached in the contract, no trades may be entered into at a price beyond the limit, thus preventing the liquidation of open futures positions. The trading of futures contracts is also subject to the risk of trading halts, suspensions, exchange or clearing house equipment failures, government intervention, insolvency of a brokerage firm or clearing house or other disruptions of normal activity, which could at times make it difficult or impossible to liquidate existing positions or to recover excess variation margin payments.

     Successful use of futures by the Fund is also subject to Munder's ability to predict correctly movements in the direction of the market. For example, if the Fund has hedged against the possibility of a decline in the market adversely affecting securities held by it and securities prices increase instead, the Fund will lose part or all of the benefit to the increased value of its securities which it has hedged because it will have offsetting losses in its futures positions. In addition, in such situations, if the Fund has insufficient cash, it may have to sell securities to meet daily variation margin requirements. Such sales of securities may be, but will not necessarily be, at increased prices which reflect the rising market. The Fund may have to sell securities at a time when it may be disadvantageous to do so.

     Temporary Defensive Position. In an attempt to respond to adverse market, economic, political, or other conditions, the Fund may, but is not obligated to, invest up to 100% of its assets in cash and U.S. dollar-denominated high quality money market and other short-term instruments. These instruments may result in a lower yield than would be available from investments with a lower quality or longer term.

                              TRUSTEES AND OFFICERS

     The Fund is supervised by the Board, which is responsible for representing the interests of the shareholders. The Board meets periodically throughout the year to oversee the Fund's activities.

     Information about the Trustees and officers of the Fund, including their business addresses, ages and principal occupations during the past five years, and other directorships of publicly traded companies or funds, are as set forth in the table below. A Trustee is deemed to be a "Non-Interested Trustee" to the extent the Trustee is not an "interested person" (as that term is defined in Section 2(a)(19) of the 1940 Act) of the Munder Funds. The Munder Funds Fund complex consists of 31 portfolios, each of which is a series of Munder Series Trust ("MST"), The Munder Framlington Funds Trust ("MFFT") or The Munder @Vantage Fund.

---------------------------------------------------------------------------------------------------------------
                                                                                     Number of
                                                                                    Portfolios
                                            Term of                                   in Fund        Other
Name,                     Position(s)   Office/(1)/ and   Principal Occupation(s)     Complex     Directorships
Address                    with the      Length of Time           During            Overseen by     Held by
and Age                      Fund         Served /(2)/         Past 5 Years           Trustee       Trustee
---------------------------------------------------------------------------------------------------------------
Non-Interested Trustees
---------------------------------------------------------------------------------------------------------------
Charles W. Elliott        Trustee       Indefinite        Consultant,                   31        None
c/o The Munder Funds      and           since 11/89       self-employed
480 Pierce Street         Chairman                        (since 7/95); Senior
Suite 300                                                 Advisor to President,
Birmingham, MI 48009                                      Western Michigan
Age 71.                                                   University (7/95 to
                                                          12/98).
---------------------------------------------------------------------------------------------------------------
John Rakolta, Jr.         Trustee       Indefinite        Chairman and Chief            31        None
c/o The Munder Funds      and Vice      since 2/93        Executive Officer,
480 Pierce Street         Chairman                        Walbridge Aldinger
Suite 300                                                 Company (construction
Birmingham, MI 48009                                      company) (since 1991).
Age 56.
---------------------------------------------------------------------------------------------------------------
David J. Brophy           Trustee       Indefinite        Professor of Finance,         31        None
c/o The Munder Funds                    since 5/93        University of
480 Pierce Street                                         Michigan-Business
Suite 300                                                 School (since 8/66).
Birmingham, MI 48009
Age 67.
---------------------------------------------------------------------------------------------------------------
Joseph E. Champagne       Trustee       Indefinite        Vice President, Macomb        31        None
c/o The Munder Funds                    since 11/89       College (since 7/01);
480 Pierce Street                                         Dean, Macomb College
Suite 300 Birmingham,                                     (since 9/97).
MI 48009 Age 65.
---------------------------------------------------------------------------------------------------------------
Thomas D. Eckert          Trustee       Indefinite        Director, President and       31        None
c/o The Munder Funds                    since 2/93        Chief Executive
480 Pierce Street                                         Officer, Capital
Suite 300                                                 Automotive REIT (real
Birmingham, MI 48009                                      estate investment trust
Age 56.                                                   specializing in retail
                                                          automotive properties)
                                                          (since 10/97).
---------------------------------------------------------------------------------------------------------------
John Engler               Trustee       Indefinite        President of State and        31        Universal
c/o The Munder Funds                    since 2/03        Local Government/Vice                   Forest
480 Pierce Street                                         President of Government                 Products,
Suite 300                                                 Solutions for North                     Inc.
Birmingham, MI 48009                                      America, Electronic                     (manufacturer
Age 54.                                                   Data Systems Corp.                      and
                                                          (computer services)                     distributor
                                                          (since 1/03);                           of lumber
                                                          Governor of the State                   products)
                                                          of Michigan (1/91 to                    (since 1/03);
                                                          1/03).                                  Northwest
                                                                                                  Airlines
                                                                                                  (since 4/03).
---------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------
                                                                                     Number of
                                                                                    Portfolios
                                            Term of                                   in Fund        Other
Name,                     Position(s)   Office/(1)/ and   Principal Occupation(s)     Complex     Directorships
Address                    with the      Length of Time           During            Overseen by     Held by
and Age                      Fund         Served /(2)/         Past 5 Years           Trustee       Trustee
---------------------------------------------------------------------------------------------------------------
Arthur T. Porter          Trustee       Indefinite        Chairman and Chief            31        None
3990 John R.                            since 2/01        Executive Officer,
Detroit, MI 48201                                         University Radiation
Age 47.                                                   Oncology Physicians PC,
                                                          Griffon Companies
                                                          (10/03 to present);
                                                          President and
                                                          Chief Executive
                                                          Officer of the
                                                          Detroit Medical
                                                          Center (3/99 to
                                                          9/03); Professor
                                                          with Tenure and
                                                          Chairman of
                                                          Radiation Oncology
                                                          of Wayne State
                                                          University School
                                                          of Medicine (3/91
                                                          to 3/99).
---------------------------------------------------------------------------------------------------------------
Interested Trustee
---------------------------------------------------------------------------------------------------------------
Michael T. Monahan/(3)/   Trustee       Since 8/00        President of Monahan          31        CMS Energy
3707 West Maple Rd.                                       Enterprises, LLC                        Corporation
Suite 102                                                 (consulting                             (energy
Bloomfield Hills,                                         company) (since 6/99);                  company)
MI 48301                                                  Chairman of Munder                      (since
Age 64.                                                   Capital                                 12/02);
                                                          Management (investment                  Director,
                                                          advisor) (10/99 to                      Guilford
                                                          12/00); Chairman and                     Mills, Inc.
                                                          Chief Executive                         (supplier of
                                                          Officer of Munder                       automotive
                                                          Capital Management                      textile
                                                          (10/99 to 12/99);                       products)
                                                          President of Comerica                   (since
                                                          Incorporated (bank                      10/02).
                                                          holding company)
                                                          (6/92 to 6/99).
---------------------------------------------------------------------------------------------------------------
----------

<F1>
(1) The Trustee may serve until his death, resignation, removal or retirement. Pursuant to the By-Laws, any Trustee shall retire as Trustee at the end of the calendar year in which he attains the age of 75 years.
<F2>
(2) Length of time served is measured from the earliest date of service as a Trustee of any of the Munder Funds or their predecessors.
<F3>
(3) Mr. Monahan is an "interested person" as defined in the 1940 Act. Mr. Monahan owns stock in Comerica, Inc. ("Comerica"), the indirect parent company of Munder, the Fund's investment advisor. Mr. Monahan also receives retirement benefits (including through a defined benefit plan, a non-tax-qualified plan and a non-tax-qualified deferred compensation plan) and health benefits from Comerica, where he served as president from 1992 to 1999.

--------------------------------------------------------------------------------------------------------
                                           Term of
Name,                     Position(s)      Office/(1)/ and
Address                   with the         Length of Time
and Age                   Fund             Served/(2)/       Principal Occupation(s) During Past 5 Years
--------------------------------------------------------------------------------------------------------
Officers
--------------------------------------------------------------------------------------------------------
James C. Robinson         President        through 2/04;     Chairman and Chief Executive Officer of
480 Pierce Street                          since 5/00        Munder Capital Management (investment
Suite 300                                                    advisor) (since 1/00); Chief Investment
Birmingham, MI 48009                                         Officer/Fixed Income of Munder Capital
Age 42.                                                      Management (1/90 to 1/00).

--------------------------------------------------------------------------------------------------------
Stephen J. Shenkenberg    Vice President   through 2/04;     General Counsel of Munder Capital
480 Pierce Street         and Secretary    since 8/00        Management (investment advisor) (since
Suite 300                                                    7/00); Deputy General Counsel of Strong
Birmingham, MI 48009                                         Capital Management, Inc. (investment
Age 45.                                                      advisor) (12/92 to 7/00).
--------------------------------------------------------------------------------------------------------
Peter K. Hoglund          Vice President   through 2/04;     Chief Administration Officer of Munder
480 Pierce Street                          since 2/01        Capital Management (investment advisor)
Suite 300                                                    (since 5/00); Associate of Heartland
Birmingham, MI 48009                                         Industrial Partners (a private equity
Age 37.                                                      group) (10/99 to 5/00); Sr. Portfolio
                                                             Manager of Munder Capital Management (1/98
                                                             to 10/99).
--------------------------------------------------------------------------------------------------------
Cherie Ugorowski          Treasurer        through 2/04;     Controller of Munder Capital Management
480 Pierce Street                          since 8/01        (investment advisor) (since 6/01);
Suite 300                                                    Corporate Accounting Manager,
Birmingham, MI 48009                                         DaimlerChrysler Corporation (automotive
Age 34.                                                      manufacturer) (9/99 to 6/01); Manager,
                                                             Audit and Business Advisory Practice,
                                                             Arthur Andersen LLP (5/95 to 9/99).
--------------------------------------------------------------------------------------------------------
David Rumph               Assistant        through 2/04;     Analyst of Munder Capital Management
480 Pierce Street         Treasurer        since 8/01        (investment advisor) (since 4/01);
Suite 300                                                    Analyst, Controller's Group, Delphi
Birmingham, MI 48009                                         Automotive Corp. (automotive supplier)
Age 31.                                                      (6/99 to 4/01); Manager, Mutual Fund
                                                             Operations, Banc One (4/97 to 6/99).
--------------------------------------------------------------------------------------------------------
Bradford E. Smith         Assistant        through 2/04;     Director of Mutual Fund Operations of
480 Pierce Street         Treasurer        since 5/00        Munder Capital Management (investment
Suite 300                                                    advisor) (since 3/01); Manager of Mutual
Birmingham, MI 48009                                         Fund Operations of Munder Capital
Age 31.                                                      Management (since 3/00); Administrator of
                                                             Mutual Fund Operations of Munder Capital
                                                             Management (8/99 to 2/00); Assistant
                                                             Vice President, Madison Mosaic, LLC
                                                             (advisor to the Mosaic Funds) (9/98 to
                                                             7/99); Assistant Director of
                                                             Shareholder Service, Madison Mosaic, LLC
                                                             (advisor to the Mosaic Funds) (4/97 to
                                                             8/98).
--------------------------------------------------------------------------------------------------------
Melanie Mayo West         Assistant        through 2/04;     Associate General Counsel of Munder
480 Pierce Street         Secretary        since 8/01        Capital Management (investment advisor)
Suite 300                                                    (since 11/00); Associate, Dykema Gossett
Birmingham, MI 48009                                         PLLC (law firm) (8/98 to 11/00);
Age 36.                                                      Associate, Hertz, Schram & Saretsky, P.C.
                                                             (law firm) (3/98 to 8/98).
--------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------
                                           Term of
Name,                     Position(s)      Office/(1)/ and
Address                   with the         Length of Time
and Age                   Fund             Served/(2)/       Principal Occupation(s) During Past 5 Years
--------------------------------------------------------------------------------------------------------
Mary Ann Shumaker         Assistant        through 2/04;     Associate General Counsel of Munder
480 Pierce Street         Secretary        since 8/99        Capital Management (investment advisor)
Suite 300                                                    (since 3/98).
Birmingham, MI 48009
Age 49.
--------------------------------------------------------------------------------------------------------
----------


<F1>
   (1)  The officers are elected annually by the Board.
<F2>
   (2) Length of time served is measured from the earliest date of service as an officer of any of the Munder Funds or their predecessors.

     Standing Committees of the Board. The Fund has a standing Audit Committee presently consisting of Mr. Eckert, Dr. Brophy, Dr. Porter and Mr. Rakolta. All are members of the Board and are currently not "interested" persons (as defined in the 1940 Act) of the Fund. The Board has adopted a written charter for the Audit Committee. The Audit Committee is responsible for, among other things, (1) recommending, engaging and terminating the Funds' independent auditors (subject to ratification by the Board or shareholders, if required), (2) pre-approving all audit and non-audit services to be provided by the independent auditors to the Funds and certain Fund affiliates, (3) reviewing with the auditors the proposed scope of, and fees for, their audit, the auditor's independence, and the staffing of the audit team of the Funds, (4) receiving and considering a report from the auditors concerning their conduct of the audit, including any comments or recommendations they might want to make in that connection, (5) considering all critical accounting policies and practices to be used by the Funds and any proposed alternative treatments thereof, and (6) investigating any improprieties or suspected improprieties in the operations of the Funds. The Audit Committee met two times during the last fiscal year of the Fund.

     The Fund has a Nominating Committee. The Nominating Committee presently consists of Dr. Brophy, Dr. Champagne, Mr. Eckert, Hon. Engler and Mr. Rakolta. The function of the Nominating Committee is to recommend candidates for election to the Board as independent trustees. The Committee will not consider nominees recommended by stockholders. The Nominating Committee did not meet during the last fiscal year of the Fund.

     The Fund has a Board Process and Compliance Oversight Committee. The Board Process and Compliance Oversight Committee presently consist of Dr. Champagne, Hon. Engler, Mr. Monahan and Dr. Porter. The function of the Board Process and Compliance Oversight Committee is to review and assess the adequacy of the Board's ongoing adherence to industry corporate governance best practices and make recommendations as to any appropriate changes; review and make recommendations to the Board regarding Trustee compensation and expense reimbursement policies; undertake periodically to coordinate and facilitate evaluations of the Board and recommend improvements, as appropriate; and meet with Fund's management to review the ongoing adherence by the Fund to its applicable compliance guidelines and review reports and other information concerning the status of the Fund's compliance with applicable regulatory requirements and valuation procedures. The Board Process and Compliance Oversight Committee met four times during the last fiscal year of the Fund.


     Management Ownership of the Fund. The following table sets forth, for each Trustee, the aggregate dollar range of equity securities owned of the Fund and of all funds in the Fund complex overseen by each Trustee as of December 31, 2003.

--------------------------------------------------------------------------------
                                                     Aggregate Dollar Range of
                                                     Equity Securities in All
                                                       Registered Investment
                                                   Companies Overseen by Trustee
                          Dollar Range of Equity      in Family of Investment
                          Securities in the Fund             Companies
--------------------------------------------------------------------------------
Non-Interested Trustees
--------------------------------------------------------------------------------
Charles W. Elliott                 None                    Over $100,000
--------------------------------------------------------------------------------
John Rakolta, Jr.                  None                    Over $100,000
--------------------------------------------------------------------------------
David J. Brophy                    None                   $10,001-$50,000
--------------------------------------------------------------------------------
Joseph E. Champagne                None                   $50,001-$100,000
--------------------------------------------------------------------------------
Thomas D. Eckert                   None                        None
--------------------------------------------------------------------------------
Arthur T. Porter                   None                   $50,001-$100,000
--------------------------------------------------------------------------------
John Engler                        None                        None
--------------------------------------------------------------------------------
Interested Trustee
--------------------------------------------------------------------------------
Michael T. Monahan           $10,001-$50,000               Over $100,000
--------------------------------------------------------------------------------

     As of the date of this SAI, no officer, director or employee of Munder, Comerica Bank, the Custodian, the Distributor, the Administrator or the Transfer Agent, as defined below, currently receive any compensation from the Fund. As of December 31, 2003 the Trustees and officers of the Fund, as a group, owned less than 1% of outstanding shares of the Fund.


     Compensation. Trustees of the Fund who are not otherwise compensated by Munder or the Distributor pursuant to a contract between the Munder Funds and Munder or the Distributor receive an annual retainer from the Fund for service on the Board of $4,000. Trustees of MST and MFFT who are not otherwise compensated by Munder, any sub-advisor to the Munder Funds, or the Distributor pursuant to a contract between the Munder Funds and Munder, a sub-advisor or the Distributor receive an aggregate annual retainer for service on the Board of $68,000 ($90,000 for the Chairman). A Board member who is Chairman of a committee (Audit Committee, Board Process and Compliance Oversight Committee, and/or Nominating Committee) also receives an annual retainer of $3,000 for such service. Trustees are reimbursed for all out-of-pocket expenses relating to attendance at such meetings.

     The Boards of Directors/Trustees of the Fund, The Munder Funds, Inc. ("MFI"), The Munder Funds Trust ("MFT"), MFFT and St. Clair Funds, Inc. ("St. Clair") adopted a deferred compensation plan ("Plan") on August 14, 2001 and the Board of MST adopted the same Plan on February 11, 2003. As amended and restated on June 13, 2003, the combined Plan permits each Trustee who receives compensation from the Fund, MST or MFFT to defer, for a specified period of time, the receipt of all or some portion of the fees earned for Board service. Each Trustee must make his deferral elections prior to January 1 of the calendar year for which fees are to be deferred. Previous deferral elections will automatically remain in effect for subsequent years unless the Trustee makes an alternative election prior to January 1 of the calendar year for which fees are to be deferred. Amounts deferred are valued as if they were invested in one or more of the Munder Funds selected by the deferring Trustee. These amounts will not, however, actually be invested in shares of the Munder Funds and the obligation of the Fund, MST or MFFT to make payments under the Plan will be unsecured general obligations of the Fund, MST and MFFT, payable out of the general assets and property of such entities. A Trustee may elect to have the amounts earned under the Plan distributed (1) on a specified date, (2) upon termination of Board service, or (3) the earlier of choice (1) or (2). Payment of amounts earned under the Plan may be made in a lump sum or in annual installments over the number of years specified by the Trustee (up to 10 years). If a Trustee dies, the balance of the amounts earned will be paid to his or her designated beneficiary in a lump sum.

     The following table summarizes the compensation paid to the Trustees of the Fund, including committee fees, for the twelve-month period ended June 30, 2003.

                               Compensation Table

------------------------------------------------------------------------------------------------
                                                                                     Total
                         Aggregate           Pension or                           Compensation
                       Compensation     Retirement Benefits   Estimated Annual      from Fund
                         from the       Accrued as Part of      Benefits upon    Complex Paid to
Name of Trustee         Fund /(1)/         Fund Expenses         Retirement       Trustees/(1)/
------------------------------------------------------------------------------------------------
Charles W. Elliott    $         4,000          None                 None         $        94,000
------------------------------------------------------------------------------------------------
John Rakolta, Jr.     $         4,000          None                 None         $        75,000
------------------------------------------------------------------------------------------------
David J. Brophy       $         4,000          None                 None         $        72,000
------------------------------------------------------------------------------------------------
Joseph E. Champagne   $         4,000          None                 None         $        75,000
------------------------------------------------------------------------------------------------
Thomas D. Eckert      $         4,000          None                 None         $        75,000
------------------------------------------------------------------------------------------------
John Engler /(2)/                None          None                 None         $        35,000
------------------------------------------------------------------------------------------------
Michael T. Monahan    $         4,000          None                 None         $        72,000
------------------------------------------------------------------------------------------------
Arthur T. Porter      $         4,000          None                 None         $        72,000
------------------------------------------------------------------------------------------------

----------

<F1>
(1) As of December 31, 2003, there are three investment companies (MST, MFFT and the Fund) and 31 funds in the fund Complex. Amounts paid by the Fund Complex for the period include those paid to the Trustee by the Fund, MST (including its predecessor funds) and MFFT. For the fiscal year ended June 30, 2003, each of Mr. Elliott, Mr. Eckert and Dr. Porter deferred all of his compensation pursuant to the deferred compensation plan described above. As of June 30, 2003, the value of the compensation from the Fund Complex deferred by the Trustees was $180,669 for Mr. Elliott, $143,699 for Mr. Eckert and $142,651 for Dr. Porter.

<F2>
(2) Hon. Engler did not begin serving as a Trustee of MST until February 5, 2003 and began serving as a Trustee of the Fund and MFFT on April 28, 2003.

     Material Relationships of the Non-Interested Trustees. For the purposes of the statements below, the immediate family members of any person are a person's spouse, children residing in the person's household (including step and adoptive children) and any dependent of the person; an entity in a control relationship means any person who controls, is controlled by or is under common control with the named person; a related fund is a registered investment company or an entity exempt from the definition of an investment company pursuant to Sections 3(c)(1) or 3(c)(7) of the 1940 Act, in each case for which Munder or any of its affiliates acts as investment adviser.


     As of December 31, 2003, none of the Non-Interested Trustees, nor any members of their immediate families, beneficially owned any securities issued by Munder or any other entity in a control relationship to Munder.


     During the calendar years of 2002 and 2003, none of the Non-Interested Trustees, nor any member of their immediate family, had any direct or indirect interest (the value of which exceeds $60,000), whether by contract, arrangement or otherwise, in Munder or any other entity in a control relationship to Munder.

     During the calendar years 2002 and 2003, none of the Non-Interested Trustees, nor any members of their immediate families, except for Messrs. Eckert and Rakolta, had an interest in a transaction or a series of transactions in which the aggregate amount involved exceeded $60,000 and to which any of the following were a party (each, a "Fund-Related Party"): (i) the Munder Funds,
(ii) an officer of the Munder Funds, (iii) a related fund, (iv) an officer of any related fund, (v) Munder; (vi) any affiliate of Munder; or (vii) an officer of any such affiliate.

     Mr. Eckert is Director, President and Chief Executive Officer of Capital Automotive REIT ("CARS"), a publicly-held real estate investment trust specializing in retail automotive properties. During the calendar years 2002 and 2003, CARS had multiple secured lines of credit with leading commercial banks or lending facilities, including one with Comerica Bank, a wholly-owned subsidiary of Comerica Incorporated, which is the indirect parent company of Munder. Mr. Rakolta is Chairman and Chief Executive Officer, Walbridge Aldinger Company ("Walbridge"), a privately-owned construction company. During the calendar years 2002 and 2003, Walbridge had a stand-by line of credit with Comerica Bank. In both cases, these lines of credit are standard agreements that were negotiated at arm's-length and contain customary terms, conditions and interest rates.

     During the calendar years 2002 and 2003, none of the Non-Interested Trustees, nor any members of their immediate family, had any relationship (the value of which exceeds $60,000) with any Fund-Related Party, including, but not limited to, relationships arising out of (i) the payments for property and services, (ii) the provisions of legal services, (iii) the provision of investment banking services (other than as a member of the underwriting syndicate), or (iv) the provision of consulting service.

     None of the Trustees or officers has any arrangement with any other person pursuant to which the Trustee or officer serve in that capacity. During the calendar years 2002 and 2003, none of the Non-Interested Trustees, nor any member of their immediate family, had any position, including as an officer, employee, director or partner, with any of: (i) the Munder Funds, (ii) an officer of the Munder Funds, (iii) a related fund, (iv) an officer of any related fund, (v) Munder, or (vi) any other entity in a control relationship to the Fund.

     Proxy Voting Policies. The Board has delegated to Munder discretionary investment management authority with respect to the assets of the Fund, which includes proxy voting authority, and directed that Munder implement proxy voting policies and procedures ("Proxy Procedures") in exercising that authority, as described below. Set forth below are Munder's policies on voting shares owned by the Fund. These policies may be revised from time to time with the approval of the Board.

     Munder has adopted and implemented the Proxy Procedures and has established a "Proxy Committee" as a means reasonably designed to ensure that Munder votes any proxy or other beneficial interest in an equity security prudently and solely in the best interest of the Fund considering all relevant factors and without undue influence from individuals or groups who may have an economic interest in the outcome of a proxy vote.

     Munder has retained Institutional Shareholder Services ("ISS") to review proxies received for client accounts and recommend how to vote them. ISS has established voting guidelines that are consistent in all material respects with the policies and the process noted herein. Munder has also retained ISS to provide its voting agent service. As such, ISS is responsible for ensuring that all proxy ballots are submitted in a timely manner. At least annually, the Proxy Committee will review ISS's "Proxy Voting Guidelines" to confirm that they are consistent in all material respects with Munder's Proxy Procedures. The Proxy Committee meets as needed to administer Munder's proxy review and voting process and revise and update the Proxy Procedures as appropriate. At least monthly, the Proxy Committee reviews selected recommendations made by ISS to further the goal of voting proxies in a manner consistent with the best interest of the Fund.

     Munder generally will vote proxies consistent with ISS's recommendations without independent review, unless the subject matter of the proxy solicitation raises complex, unusual or significant issues and the cost of reviewing ISS's advice and recommendations with respect to a particular proxy does not outweigh the potential benefits to clients from the review of ISS's advice and recommendations. In addition, the Proxy Committee will review ISS's recommendations if client holdings for a particular issuer are of meaningful size or value.

     For these purposes, the holding of a particular issuer would be considered to be meaningful if:(i) the particular issuer soliciting proxies or to whom the proxy solicitation relates represents at least one percent (1%) of the fair market value of any advisory client's account and (ii) the fair market value of the portfolio holding is at least one million dollars ($1,000,000); or (iii) all client accounts with respect to which Munder holds full discretionary authority to vote a client's proxies hold, in the aggregate, at least one percent (1%) of the outstanding voting shares of the issuer.

     In each instance where Munder does not separately review ISS's recommendations, clients' proxies will always be voted consistent with ISS's recommendations. In each instance where Munder does separately review ISS's recommendation, Munder may vote differently from ISS's recommendation, if, based upon certain criteria generally described in the following paragraph, Munder determines that such vote is in the best interests of the Fund.

     Munder generally is willing to vote with recommendations of management on matters of a routine administrative nature (e.g., appointment or election of auditors). Munder's position is that management should be allowed to make those decisions that are essential to the ongoing operation of the company and that are not expected to have a major economic impact on the corporation and its shareholders. Munder generally is opposed to special interest proposals that involve an economic cost to the corporation or that restrict the freedom of management to operate in the best interest of the corporation and its shareholders. With respect to those issues, Munder will generally refrain from voting or vote with management. Munder is generally not willing to vote with management on proposals that have the potential for major adverse economic impact on the corporation and the long-term value of its shares (e.g., executive compensation issues) without independent analysis. Munder believes that the owners of the corporation should carefully analyze and decide such issues on a case-by-case basis.

     From time to time a portfolio manager, an analyst or a member of the Proxy Committee may disagree with ISS's recommendation on how to vote proxies for one or more resolutions. However, because Munder may have business interests that exposes it to pressure to vote a proxy in a manner that may not be in the best interest of the Fund, all requests to vote differently from the ISS recommendation with respect to a particular matter must be submitted to the Proxy Committee and Munder's legal/compliance department ("Legal/Compliance Department") for independent review. In that review, the Proxy Committee seeks to determine whether the request is in the best interests of the Fund and to identify any actual or potential conflicts between the interests of Munder and those of the Fund. If the Proxy Committee approves the request, it is then submitted to the Legal/Compliance Department for review of any actual or potential conflicts of interest that have been identified. The Legal/Compliance Department must approve a request before it is implemented. Such a request for approval will be accompanied by a written description of the conflict. The Legal/Compliance Department may approve a request only under the following conditions:

     (i)   No Conflict. No conflict of interest is identified.
     (ii) Immaterial or Remote Conflict. A potential or actual conflict of interest is identified, but such conflict, in the reasonable judgment of the Legal/Compliance Department, is so clearly immaterial or remote as to be unlikely to influence any determination made by the Proxy Committee.
     (iii) Material Conflict. In the event a potential or actual conflict of interest is identified and appears to be material, the Legal/Compliance Department may approve the request only with written approval from the Board, the Board Process and Compliance Oversight Committee or a designated member of that Committee.

     With respect to the Fund, if Munder receives instructions from the Board Process and Compliance Oversight Committee, Munder will vote the shares in accordance with such instructions. If no instructions are received or approval is not obtained from the Board Process and Compliance Oversight Committee, Munder will vote the shares in accordance with ISS's recommendation. Every decision to vote on a resolution in a proxy solicited by a company held by the Fund in a manner different from the recommendation of ISS is disclosed to the Board at its next regularly scheduled meeting along with an explanation for the vote.

     Notwithstanding the above, and pursuant to an exemptive order issued by the SEC to iShares Trust, et al. ("SEC Order") and procedures approved by the Board, the Fund will vote its shares of an iShares fund in the same proportion as the vote of all other holders of shares of such iShares fund, during any period in which the Fund, other Munder Funds, Munder, and any sub-advisor to the Munder Funds in the aggregate hold 25% or more of the outstanding voting securities of such iShares fund.

     Information regarding how the Fund voted proxies relating to portfolio securities, commencing with the twelve-month period ending June 30, 2004 will be available without charge, upon request, by calling 800-438-5789; and will also be available free of charge through the SEC's website at http://www.sec.gov.

     Trustee Liability - The Munder @Vantage Fund. The Fund's Declaration of Trust provides that all persons having any claim against the Trustees of the Fund shall look solely to the Fund's trust property for payment; that no Trustee of the Fund shall be personally liable for or on account of any contract, debt, tort, claim, damage, judgment or decree arising out of or connected with the administration or preservation of the trust property or the conduct of any business of the Fund; and that no Trustee of the Fund shall be personally liable to any person for any action or failure to act except by reason of his own bad faith, willful misfeasance, gross negligence or reckless disregard of his duties as a trustee. With the exception stated, the Fund's Declaration of Trust provides that a Trustee of the Fund is entitled to be indemnified against all liabilities and expenses reasonably incurred by him in connection with the defense or disposition of any proceeding in which he may be involved or with which he may be threatened by reason of being or having been a Trustee of the Fund, and that the Trustees of the Fund will indemnify officers, representatives and employees of the Fund to the same extent that Trustees of the Fund are entitled to indemnification.

                     INVESTMENT ADVISORY AND OTHER SERVICES

     The Advisor. The investment advisor of the Fund is Munder Capital Management, a Delaware general partnership. The general partners of the Adviser are WAM Holdings, Inc. ("WAM"), WAM Holdings II, Inc. ("WAM II") and Munder Group, LLC. WAM and WAM II are wholly-owned subsidiaries of Comerica Bank, which in turn is a wholly-owned subsidiary of Comerica Incorporated, a publicly-held bank holding company.

     Subject to the control of the Board, Munder, as the investment advisor, manages the investment of the assets of the Fund and administers its business and other affairs pursuant to an Investment Advisory Agreement approved by the Board and the sole initial shareholder of the Fund ("Advisory Agreement").

     Under the terms of the Advisory Agreement, Munder furnishes continuing investment supervision to the Fund and is responsible for the management of the Fund. The responsibility for making decisions to buy, sell or hold a particular security rests with Munder, subject to review by the Board.

     As of the date of this SAI, the Board last approved the continuation of the Advisory Agreement on May 20, 2003. The Advisory Agreement will continue in effect for each successive one year period thereafter unless terminated, provided that each continuance is specifically approved annually by (a) the vote of a majority of the Trustees who are not parties to the Advisory Agreement or interested persons (as defined in the 1940 Act), cast in person at a meeting called for the purpose of voting on such approval, and (b) either (i) the vote of a majority of the outstanding voting securities of the Fund; or (ii) the vote of a majority of the Trustees. The Advisory Agreement is terminable with respect to the Fund by vote of the Board, or by the holders of a majority of the outstanding voting securities of the Fund, at any time without penalty, on 60 days' written notice to Munder. Munder may also terminate its advisory relationship with respect to the Fund without penalty on 90 days' written notice to the Board.

     In determining whether to approve the continuation of the Advisory Agreement, the Board requested, and received from Munder, information that the Board believed to be reasonably necessary to reach its conclusion, including the information described below. Although investment performance was a factor in determining that the Advisory Agreement should be continued, the Board also considered other factors in evaluating the fairness and reasonableness of the compensation to be paid to Munder. The Board carefully evaluated this information and was advised by legal counsel to the Fund and by legal counsel to the Non-Interested Trustees with respect to its deliberations. Based upon its review of the information requested and provided, and following extensive discussions concerning the same, the Board determined that continuing the Advisory Agreement was consistent with the best interests of the Fund and its shareholders, and the Board unanimously approved the Advisory Agreement for an additional annual period on the basis of the foregoing review.

     In considering the Advisory Agreement, the Board considered and evaluated information regarding (a) the Fund's investment performance during the previous year and for all relevant prior periods; (b) the Fund's total expenses; (c) the nature, quality and extent of the services provided to the Fund under the Advisory Agreement; (d) the requirements of the Fund for the services provided by the Advisor; (e) the fees payable for the services and other benefits derived by the Advisor from its relationship with the Fund; (f) the portfolio management process, personnel, systems, operations and financial condition of the Advisor (including the Advisor's profitability with respect to its relationship to the Fund); (g) current economic and industry trends; (h) the capabilities and financial condition of Munder; (i) current economic and industry trends; and (j) the historical relationship between the Fund and Munder.

     In evaluating the Fund's investment performance and fees, the Board reviewed information compiled by an independent third party comparing each Fund's expense ratio, advisory fee and performance with comparable mutual funds. Current management fees were also reviewed in the context of Munder's profitability.

     Among other things, the Board evaluated: (a) the fairness and reasonableness of the investment advisory fee payable to Munder under the Advisory Agreement in light of the investment advisory services provided, the costs of these services, the profitability of Munder's relationship with the Fund, and the amount of the fees paid compared to fees paid by other investment companies; (b) the expected nature, quality and extent of the investment advisory services provided to the Fund by Munder, in light of the high quality services provided by Munder in its management of the Fund and other Munder Funds, and the Fund's historic performance, including the extent of the Fund's success in achieving its stated investment objectives; (c) Munder's commitment to the management of the Fund and the maintenance of a broad-based family of funds, which could require a substantial commitment of Munder's resources; and (d) Munder's portfolio management process, personnel, systems, operations and financial condition.

     In approving the continuation of the Advisory Agreement, the Board noted the following factors, among others, as the basis for its determination:

     . The terms of the Advisory Agreement, including the services to be provided to the Fund and the advisory fees payable by the Fund, were generally comparable to the terms of advisory arrangements within the industry and within peer groups of funds. The Board also noted that the Advisory Agreement did not increase investment advisory fees payable by the Fund or overall operating expenses of the Fund over historical fee and expense levels. The Board also noted that Munder's profitability of operations with respect to the Fund during the past year was lower than that of comparable advisors, with respect to which information was publicly available.

     . Munder has historically provided high-quality services in its management of the Fund and the other Munder Funds and is committed to the successful operation of the Munder Funds. Based upon the information provided to the Board, the Board expected that Munder would continue to provide high-quality services to the Fund. While the performance of the Fund relative to its benchmark securities and market indices has varied over time, the Board noted improvement in the overall performance of the Fund over the past three years generally and concluded that Munder had taken positive steps to improve the performance. Munder described for the Board the continuing implementation of an investment management methodology focused on managing the risk and reducing the negative variance of the Fund's performance relative to its benchmark, which Munder advised the Board should produce over time more predictable long-term performance for the Fund relative to its benchmarks. In addition, while the expense ratio of the Fund is higher than those of comparable funds, the Fund's expense ratios for the past year increased due primarily to a decrease in assets coupled with fixed or account-based fees of third-party service providers, Munder took a number of positive steps to reduce the expenses of the Fund in the past year and has demonstrated a commitment to monitor expenses and take appropriate steps to reduce expenses. Munder has also taken a number of positive steps in recent years and has committed significant resources to the operation of the Munder Funds. Among other things, Munder has taken steps to improve the effectiveness and efficiencies of operations through changes in investment management, operations and information systems, shareholder services, and other areas. Finally, while maintaining overall continuity of the management of the Fund, Munder has also been increasing the quality and depth of its capabilities relating to investment management and operations.

     No person or persons, other than the Trustees, directors, officers or employees of Munder and the Fund, regularly advise the Fund with respect to its investments.

     All of the officers of the Fund listed above are officers or employees of Munder. Their affiliations with the Fund and with Munder are provided under their principal business occupations.

     The Fund pays Munder an advisory fee for its services, calculated daily and payable monthly, equal to 2.00% of the average daily net assets of the Fund. This advisory fee is higher than the advisory fees paid by most U.S. registered investment companies. The advisory fees paid to Munder during the last three fiscal years are as follows:

---------------------------------------------------------------------------------------------
Fiscal Year Ended               Fiscal Year Ended               Period Ended
June 30, 2003                   June 30, 2002                   June 30, 2001
---------------------------------------------------------------------------------------------
Advisory Fees   Advisory Fees   Advisory Fees   Advisory Fees   Advisory Fees   Advisory Fees
Received        Waived          Received        Waived          Received        Waived
---------------------------------------------------------------------------------------------
$     483,493              --   $     871,579              --   $   1,416,778              --
---------------------------------------------------------------------------------------------

     Munder voluntarily reimbursed certain expenses of the Fund during each of the last three fiscal years. Munder may discontinue this voluntary reimbursement at any time in its sole discretion. For the fiscal year ended June 30, 2003, Munder reimbursed $205,146. For the fiscal year ended June 30, 2002, Munder reimbursed $172,309. For the period ended June 30, 2001, Munder reimbursed $104,769.

                ADMINISTRATOR, SUB-ADMINISTRATOR AND DISTRIBUTOR

     The Administrator and Sub-Administrator. In addition to serving as the investment advisor to the Fund, Munder also serves as the administrator ("Administrator") for the Fund, MST and MFFT pursuant to a Combined Administration Agreement with Munder, which was most recently amended and restated on October 30, 2003. Under the Combined Administration Agreement, Munder is responsible for (i) general administrative duties associated with the day-to-day operations of the Fund; (ii) monitoring and coordinating the activities of the other service providers of the Fund; (iii) providing fund accounting functions, including overseeing the computation of the Fund's net asset value; (iv) assisting in the preparation of financial and tax reports; (v) ongoing monitoring and testing of portfolio compliance; and (vi) oversight and review of regulatory affairs and corporate governance. In performing its duties and obligations under the Combined Administration Agreement, Munder shall not be held liable except in the case of its willful misconduct, bad faith or negligence in the performance of such duties and obligations.


     The Combined Administration Agreement permits Munder to enter into an agreement with one or more third parties pursuant to which such third parties may provide sub-administrative services to the Fund. Accordingly, MCM has entered into a sub-administration agreement with State Street Bank and Trust Company ("State Street"), the former administrator to the Fund, to provide certain administrative services to the Fund and may enter into similiar agreements with other third parties in the future.


     As compensation for its administrative services, Munder receives an annual fee based upon a percentage of the average daily net assets of all of the Munder Funds. For the period from June 1, 2003 through May 31, 2004, Munder has agreed to limit the total amount it may receive in the aggregate from MST, MFFT and the Fund to $3.4 million for its services as administrator, after payment by Munder of sub-administration fees to State Street and any other sub-administrators.

     State Street has received administrative fees from the Fund as follows:
$46,726 for the 2002 fiscal year and $80,050 for the 2001 fiscal year.

     Munder received administrative fees from the Fund as follows: $32,502 for the 2003 fiscal year and $3,299 for the 2002 fiscal year.

     The Distributor. The Fund's Distributor is Funds Distributor, Inc. ("FDI") and its principal office is located at 60 State Street, Suite 1300, Boston, Massachusetts 02109. The Fund has entered into a distribution agreement, under which the Distributor, as agent, sells shares of each Fund on a continuous basis. Under the Distribution Agreement, the Fund pays no fees to FDI for its services as distributor. The Distributor has agreed to use appropriate efforts to solicit orders for the purchase of shares of each Fund, although it is not obligated to sell any particular amount of shares.

                              INDEPENDENT AUDITORS

     Ernst & Young LLP, 200 Clarendon Street, Boston, MA 02116, has been selected as independent auditors for the Fund and in such capacity will audit the Fund's annual financial statements and financial highlights.

               CUSTODIAN, TRANSFER AGENT AND DIVIDEND PAYING AGENT

     In addition to serving as the Fund's Sub-Administrator, State Street, 225 Franklin Street, Boston, MA 02110, serves as the custodian to the Fund ("Custodian") pursuant to a custodian contract ("Custodian Contract"). Pursuant to the terms and provisions of the Custodian Contract, the Custodian keeps the books of account for the Fund.

     PFPC Inc., 4400 Computer Drive, Westborough, MA 01581, is the transfer agent and dividend paying agent of the Fund ("PFPC" or "Transfer Agent") pursuant to a transfer agency agreement ("Transfer Agency Agreement"). As Transfer Agent , PFPC (i) issues shares of the Fund and processes repurchases of shares of the Fund; (ii) addresses and mails all communications by the Fund to its record owners, including reports to shareholders, dividend and distribution notices and proxy materials for its meetings of shareholders; (iii) maintains shareholder accounts; (iv) responds to correspondence by shareholders of the Fund; (v) makes periodic reports to the Board concerning the operations of the Fund; and (vi) conducts certain anti-money laundering activities on behalf of the Fund.

     The Custodian, the Transfer Agent and the Administrator each receive a separate fee for their respective services. In approving the Custodian Contract, the Transfer Agency Agreement and the Administration Agreement, the Board considered the services that are to be provided under their respective agreements, the experience and qualifications of the respective service contractors, the reasonableness of the fees payable in comparison to the charges of competing vendors, the impact of the fees on the estimated total ordinary operating expense ratio of the Fund and whether or not the Custodian or the Transfer Agent is affiliated with the Fund or Munder. The Board also considered its responsibilities under federal and state law in approving these agreements.

     Except as noted in this SAI, the Fund's service contractors bear all expenses in connection with the performance of their services and the Fund bears the expenses incurred in its operations. Expenses borne by the Fund include, but are not limited to, fees paid to the Advisor, the Administrator, the Custodian and the Transfer Agent; fees and expenses of officers and the Board; taxes; interest; legal and auditing fees; brokerage fees and commissions; certain fees and expenses in registering and qualifying the Fund and its shares for distribution under Federal and state securities laws; expenses of preparing prospectuses and statements of additional information and of printing and distributing prospectuses and statements of additional information to existing shareholders; the expense of reports to shareholders, shareholders' meetings and proxy solicitations; fidelity bond and directors' and officers' liability insurance premiums; the expense of using independent pricing services; and other expenses which are not assumed by the Administrator. Any general expenses of the Munder Funds that are not readily identifiable as belonging to a particular investment portfolio are allocated among all investment portfolios of MST, MFFT and @Vantage by or under the direction of the Board in a manner that the Board determines to be fair and equitable, taking into consideration whether it is appropriate for expenses to be borne by a particular portfolio in addition to the other portfolios. The Advisor, the Administrator, the Custodian and the Transfer Agent may voluntarily waive all or a portion of their respective fees and/or reimburse certain Fund expenses from time to time.

                                 CODE OF ETHICS

     MST, MFFT, the Fund and Munder have adopted a code of ethics as required by applicable law, which is designed to prevent affiliated persons of MST, MFFT, the Fund and Munder from engaging in deceptive, manipulative or fraudulent activities in connection with securities held or to be acquired by the Munder Funds (which may also be held by persons subject to a code of ethics). There can be no assurance that the code of ethics will be effective in preventing such activities.

     Personnel subject to the Code are permitted to invest in securities; however, the code of ethics generally restricts transactions involving securities in which the Fund, MST, MFFT or a Munder client has a pending transaction. The code of ethics also restricts short-term trading of securities by prohibiting personnel subject to the code from profiting from the purchase and sale, or sale and purchase of the same security within a 60 day calendar period. Sales, purchases and exchanges of Fund shares and shares of MST and MFFT are also restricted to no less than 60 calendar days between transactions with a limit of six "roundtrip" exchanges in and out of any Munder fund, such as the Fund, per year. The code of ethics exempts certain transactions from the short-term trading restrictions mentioned above, such as non-volitional transactions or purchases or sales with respect to shares of any of the taxable or tax-exempt money market funds sponsored by Munder. The code of ethics may be examined at the office of the SEC in Washington, DC or on the Internet from the SEC's website at http:\\www.sec.gov.

                              BROKERAGE COMMISSIONS

     Subject to the general supervision of the Board, Munder causes investment decisions for the Fund to be made and oversees the placement of purchase and sale orders for portfolio securities on behalf of the Fund.

     Consistent with the Advisory Agreement for the Fund, Munder selects broker-dealers to execute transactions on behalf of the Fund using its best efforts to seek the best overall terms available. In assessing the best overall terms available for any transaction, Munder considers all factors it deems relevant, including, but not limited to, the breadth of the market in the security, the price of the security, the financial condition and execution capability of the broker-dealer, anonymity and confidentiality, promptness, the quality of any research provided (i.e., quantity and quality of information provided, diversity of sources utilized, nature and frequency of communication, professional experience, analytical ability and professional stature of the broker), the net results of specific transactions, the difficulty of execution, the size of the order, the operational facilities of the broker-dealer, the broker-dealer's risk in positioning a block of securities, and the reasonableness of the commission, if any, both for the specific transaction and on a continuing basis. While Munder generally seeks reasonably competitive spreads or commissions, the Fund will not necessarily pay the lowest spread or commission available.

     In selecting broker-dealers to execute a particular transaction, and in evaluating the best overall terms available, Munder is authorized to consider the brokerage and research services (as those terms are defined in Section 28(e) of the Securities Exchange Act of 1934, as amended ("1934 Act")) provided to the Fund and/or other accounts over which Munder or its affiliates exercise investment discretion, including other Munder Funds. Munder may cause the Fund to pay a broker-dealer that furnishes brokerage and research services a higher commission than that which might be charged by another broker-dealer for effecting the same transaction, provided that Munder determines in good faith that such commission is reasonable in relation the value of the brokerage and research services provided by such broker-dealer, viewed in terms of either the particular transaction or Munder's overall responsibilities to the Fund. Such brokerage and research services might consist of reports and statistics on specific companies or industries, general summaries of groups of bonds and their comparative earnings and yields, or broad overviews of the securities markets and the economy. Shareholders of the Fund should understand that the services provided by such brokers may be useful to Munder in connection with its services to other clients.

     Supplementary research information so received is in addition to, and not in lieu of, services required to be performed by Munder and does not reduce the advisory fees payable to Munder by the Fund. It is possible that certain of the supplementary research or other services received will primarily benefit one or more other investment companies or other accounts for which investment discretion is exercised. Conversely, the Fund may be the primary beneficiary of the research or services received as a result of portfolio transactions effected for such other account or investment company.

     The placement of portfolio brokerage with broker-dealers who have sold shares of the Fund is subject to the rules adopted by the National Association of Securities Dealers, Inc. ("NASD"). Provided the Fund's officers are satisfied that the Fund is receiving best execution, the Fund may also consider the sale of the Fund's shares as a factor in the selection of broker-dealers to execute its portfolio transactions.

     Transactions on U.S. stock exchanges generally involve the payment of negotiated brokerage commissions. On exchanges on which commissions are negotiated, the cost of transactions may vary among different brokers. Transactions on foreign stock exchanges involve payment for brokerage commissions that are generally fixed.

     Over-the-counter issues, including corporate debt and government securities, are normally traded through dealers on a "net" basis (i.e., without commission), or directly with the issuer. With respect to over-the-counter transactions, Munder will normally deal directly with dealers who make a market in the instruments except in those circumstances where more favorable prices and execution are available elsewhere. The cost of securities purchased from underwriters includes an underwriting commission or concession, and the prices at which securities are purchased from and sold to dealers include a dealer's mark-up or mark-down.

     The Fund may participate, if and when practicable, in bidding for the purchase of portfolio securities directly from an issuer in order to take advantage of the lower purchase price available to members of a bidding group. The Fund will engage in this practice, however, only when Munder believes such practice to be in the Fund's best interests.

     Investment decisions for the Fund and for other investment accounts managed by Munder are made independently of each other in the light of differing conditions. However, the same investment decision may be made for two or more of such accounts. When a purchase or sale of the same security is made at substantially the same time on behalf of the Fund and one or more other accounts, the transaction will be averaged as to price, and available investments allocated as to amount, in a manner Munder believes to be equitable to each such account. Although Munder seeks the most favorable overall net results for all of the accounts in any aggregated transaction, in some cases, this practice may adversely affect the price paid or received by the Fund or the size of the position obtained or sold by the Fund. To the extent permitted by law, Munder may aggregate the securities to be sold or purchased for the Fund with those to be sold or purchased for other investment companies or accounts in order to obtain best execution.

     The Fund will not purchase any securities while Munder or any affiliated person (as defined in the 1940 Act) is a member of any underwriting or selling group for such securities except pursuant to procedures adopted by the Board, in accordance with Rule 10f-3 under the 1940 Act.

     Under the 1940 Act, persons affiliated with Munder, the Distributor and their affiliates are prohibited from dealing with the Fund as a principal in the purchase and sale of securities unless an exemptive order allowing such transactions is obtained from the SEC or an exemption is otherwise available.

     For the last three fiscal years, the Fund paid the following brokerage commissions, all of which were paid to entities that are not affiliated with the Fund or Munder:

     Fiscal Year Ended June 30, 2003: $98,768

     Fiscal Year Ended June 30, 2002: $93,964

     Fiscal Year Ended June 30, 2001: $210,771

     Significant changes in brokerage commissions paid by the Fund from year to year may result from changing asset levels.

     The Fund does not plan to execute any portfolio transactions with, and therefore will not pay any commissions to, any broker affiliated, directly or indirectly, with either Munder or the Distributor.

                                      TAXES

     The following summarizes certain additional Federal and state income tax considerations generally affecting the Fund and its shareholders that are not described in the Fund's Prospectus. No attempt is made to present a detailed explanation of the tax treatment of the Fund or its shareholders, and the discussion here and in the applicable Prospectus is not intended as a substitute for careful tax planning. This discussion is based upon present provisions of the Internal Revenue Code, the regulations promulgated thereunder, and judicial and administrative ruling authorities, all of which are subject to change, which change may be retroactive. Prospective investors should consult their own tax advisers with regard to the federal tax consequences of the purchase, ownership and disposition of Fund shares, as well as the tax consequences arising under the laws of any state, foreign country, or other taxing jurisdiction.

     General. The Fund intends to elect and qualify annually to be taxed as a regulated investment company under Subchapter M of the Internal Revenue Code. As a regulated investment company, the Fund generally is exempt from Federal income tax on its net investment income and realized capital gains which it distributes to its shareholders, provided that it distributes an amount equal to the sum of
(a) at least 90% of its investment company taxable income (net investment income and the excess of net short-term capital gain over net long-term capital loss), if any, for the year and (b) at least 90% of its net tax-exempt interest income, if any, for the year ("Distribution Requirement") and satisfies certain other requirements of the Internal Revenue Code that are described below. Distributions of investment company taxable income and net tax-exempt interest income made during the taxable year or, under specified circumstances, within twelve months after the close of the taxable year will satisfy the Distribution Requirement.

     In addition to satisfying the Distribution Requirement, the Fund must derive with respect to a taxable year at least 90% of its gross income from dividends, interest, certain payments with respect to securities loans and gains from the sale or other disposition of stock or securities or foreign currencies, or from other income derived with respect to its business of investing in such stock, securities, or currencies ("Income Requirement").

     In addition to the foregoing requirements, at the close of each quarter of its taxable year, at least 50% of the value of the Fund's assets must consist of cash and cash items, U.S. Government securities, securities of other regulated investment companies, and securities of other issuers (as to which the Fund has not invested more than 5% of the value of its total assets in securities of such issuer and as to which the Fund does not hold more than 10% of the outstanding voting securities of such issuer) and no more than 25% of the value of the Fund's total assets may be invested in the securities of any one issuer (other than U.S. Government securities and securities of other regulated investment companies), or in two or more issuers which such Fund controls and which are engaged in the same or similar trade or business.

     Distributions of net investment income received by the Fund from investments in debt securities and any net realized short-term capital gains distributed by the Fund will be taxable to shareholders as ordinary income and will not be eligible for the dividends-received deduction for corporations.

     The Fund intends to distribute to shareholders any excess of net long-term capital gain over net short-term capital loss ("net capital gain") for each taxable year. Such gain is designated and distributed as a capital gain dividend and is taxable to shareholders as gain from the sale or exchange of a capital asset held for more than one year, regardless of the length of time a shareholder has held his or her Fund shares and regardless of whether the distribution is paid in cash or reinvested in shares. The Fund expects that capital gain dividends will be taxable to shareholders as long-term gain. Capital gain dividends are not eligible for the dividends-received deduction for corporations.

     In the case of corporate shareholders, distributions of the Fund for any taxable year generally qualify for the dividends-received deduction to the extent of the gross amount of "qualifying dividends" received by the Fund for the year and if certain holding period requirements are met. Generally, a dividend will be treated as a "qualifying dividend" if it has been received from a domestic corporation.

     Recently enacted tax legislation generally provides for a maximum tax rate for individual taxpayers of 15% on long-term capital gains from sales on or after May 6, 2003 and on certain qualifying dividend income. The rate reductions do not apply to corporate taxpayers. The Fund will be able to separately designate distributions of any qualifying long-term capital gains or qualifying dividends earned by the Fund that would be eligible for the lower maximum rate. A shareholder would also have to satisfy a more than 60-day holding period with respect to any distributions of qualifying dividends in order to obtain the benefit of the lower rate. Because many companies in which the Fund invests do not pay dividends on their stock, the Fund will not generally derive significant amounts of qualifying dividend income that would be eligible for the lower rate on qualifying dividends.

     If for any taxable year the Fund does not qualify as a regulated investment company, all of its taxable income will be subject to tax at regular corporate rates without any deduction for distributions to shareholders. In such event, all distributions (whether or not derived from exempt-interest income) would be taxable as ordinary income and would be eligible for the dividends-received deduction in the case of corporate shareholders to the extent of the Fund's current and accumulated earnings and profits.

     Shareholders will be advised annually as to the Federal income tax consequences of distributions made by the Fund each year.

     Amounts not distributed on a timely basis in accordance with a calendar year distribution requirement are subject to a nondeductible 4% excise tax. To prevent imposition of the excise tax, the Fund must distribute during each calendar year an amount equal to the sum of (1) at least 98% of its ordinary income (not taking into account any capital gains or losses) for the calendar year, (2) at least 98% of its capital gains in excess of its capital losses (adjusted for certain ordinary losses, as prescribed by the Internal Revenue
Code) for the one-year period ending on October 31 of the calendar year, and (3) any ordinary income and capital gains for previous years that was not distributed during those years. A distribution will be treated as paid on December 31 of the current calendar year if it is declared by the Fund in October, November or December with a record date in each such month and a payment date during January of the following calendar year. Such distributions will be taxable to shareholders in the calendar year in which the distributions are declared, rather than the calendar year in which the distributions are made. To prevent application of the excise tax, the Fund intends to make its distributions in accordance with the calendar year distribution requirement.

     The Fund will be required in certain cases to withhold and remit to the United States Treasury at the current rate of 28% of taxable distributions, including gross proceeds realized upon sale or other dispositions paid to any shareholder (i) who has provided either an incorrect tax identification number or no number at all, (ii) who is subject to backup withholding by the Internal Revenue Service for failure to report the receipt of taxable interest or dividend income properly, or (iii) who has failed to certify that he or she is not subject to backup withholding or that he or she is an "exempt recipient."

     Disposition of Shares. Upon the redemption or sale of shares of the Fund, a shareholder generally may realize a capital gain or loss depending upon his or her basis in the shares. Any loss realized on a redemption, sale or exchange will be disallowed to the extent the shares disposed of are replaced (including shares acquired pursuant to a dividend reinvestment plan) within a period of 61 days beginning 30 days before and ending 30 days after the disposition of the shares. In such a case, the basis of the shares acquired will be adjusted to reflect the disallowed loss. Any loss realized by a shareholder on the disposition of Fund shares held by the shareholder for six months or less will be treated as a long-term capital loss to the extent of any distributions of net capital gains received by the shareholder with respect to such shares and treated as long-term capital gains. Furthermore, a loss realized by a shareholder on the redemption, sale or exchange of shares of the Fund with respect to which exempt-interest dividends have been paid will, to the extent of such exempt-interest dividends, be disallowed if such shares have been held by the shareholder for six months or less.

     In some cases, shareholders will not be permitted to take sales charges into account for purposes of determining the amount of gain or loss realized on the disposition of their shares. This prohibition generally applies where (1) the shareholder incurs a sales charge in acquiring the shares of the Fund, (2) the shares are disposed of before the 91st day after the date on which they were acquired, and (3) the shareholder subsequently acquires the shares of the same or another fund and the otherwise applicable sales charge is reduced under a "reinvestment right" received upon the initial purchase of regulated investment company shares. The term "reinvestment right" means any right to acquire shares of one or more funds without the payment of a sales charge or with the payment of a reduced sales charge. Sales charges affected by this rule are treated as if they were incurred with respect to the shares acquired under the reinvestment right. This provision may be applied to successive acquisitions of Fund shares.

     Although the Fund expects to qualify as a "regulated investment company" and to be relieved of all or substantially all Federal income taxes, depending upon the extent of its activities in states and localities in which its offices are maintained, in which its agents or independent contractors are located or in which it is otherwise deemed to be conducting business, the Fund may be subject to the tax laws of such states or localities.

     Taxation of Certain Financial Instruments. Special rules govern the Federal income tax treatment of financial instruments that may be held by the Fund. These rules may have a particular impact on the amount of income or gain that the Fund must distribute to their respective shareholders to comply with the Distribution Requirement, on the income or gain qualifying under the Income Requirement, all described above.

     Hedging Transactions. The taxation of equity options is governed by Internal Revenue Code Section 1234. Pursuant to Internal Revenue Code Section 1234, the premium received by the Fund for selling a put or call option is not included in income at the time of receipt. If the option expires, the premium is short-term capital gain to the Fund. If the Fund enters into a closing transaction, the difference between the amount paid to close out its position and the premium received is short-term capital gain or loss. If a call option written by the Fund is exercised, thereby requiring the Fund to sell the underlying security, the premium will increase the amount realized upon the sale of such security and any resulting gain or loss will be a capital gain or loss, and will be long-term or short-term depending upon the holding period of the security. With respect to a put or call option that is purchased by the Fund, if the option is sold, any resulting gain or loss will be a capital gain or loss, and will be long-term or short-term, depending upon the holding period of the option. If the option expires, the resulting loss is a capital loss and is long-term or short-term, depending upon the holding period of the option. If the option is exercised, the cost of the option, in the case of a call option, is added to the basis of the purchased security and, in the case of a put option, reduces the amount realized on the underlying security in determining gain or loss.

     Any regulated futures and foreign currency contracts and certain options (namely, nonequity options and dealer equity options) in which the Fund may invest may be "Section 1256 contracts." Gains or losses on Section 1256 contracts are generally considered 60% long-term and 40% short-term capital gains or losses; however, foreign currency gains or losses arising from certain
Section 1256 contracts may be treated as ordinary income or loss. Also, Section 1256 contracts held by the Fund at the end of each taxable year (and, generally, for purposes of the 4% excise tax, on October 31 of each year) are "marked to market" (that is, treated as sold at fair market value), with the result that unrealized gains or losses are treated as though they were realized.

     Generally, hedging transactions, if any, undertaken by the Fund may result in "straddles" for U.S. Federal income tax purposes. The straddle rules may affect the character of gains (or losses) realized by the Fund. In addition, losses realized by the Fund on positions that are part of a straddle may be deferred under the straddle rules, rather than being taken into account in calculating the taxable income for the taxable year in which the losses are realized. Because only a few regulations implementing the straddle rules have been promulgated, the tax consequences to the Fund of engaging in hedging transactions are not entirely clear. Hedging transactions may increase the amount of short-term capital gain realized by the Fund which is taxed as ordinary income when distributed to shareholders.

     The Fund may make one or more of the elections available under the Internal Revenue Code which are applicable to straddles. If the Fund makes any of the elections, the amount, character and timing of the recognition of gains or losses from the affected straddle positions will be determined under rules that vary according to the election(s) made. The rules applicable under certain of the elections may operate to accelerate the recognition of gains or losses from the affected straddle positions.

     Because application of the straddle rules may affect the character of gains or losses, and may defer losses and/or accelerate the recognition of gains or losses from the affected straddle positions, the amount which must be distributed to shareholders, and which will be taxed to shareholders as ordinary income or long-term capital gain, may be more than or less than the distributions of a fund that did not engage in such hedging transactions.

     Under the recently enacted tax law, certain hedging activities may cause a dividend that would otherwise be subject to the lower tax rate applicable to a "qualifying dividend," to instead be taxed at the rate of tax applicable to ordinary income.

     The diversification requirements applicable to the Fund's assets may limit the extent to which the Fund will be able to engage in transactions in options, futures or forward contracts.

     Constructive Sales. IRS rules may affect the timing and character of gain if the Fund engages in transactions that reduce or eliminate its risk of loss with respect to appreciated financial positions. If the Fund enters into certain transactions in property while holding substantially identical property, the Fund would be treated as if it had sold and immediately repurchased the property and would be taxed on any gain (but not loss) from the constructive sale. The character of gain from a constructive sale would depend upon the Fund's holding period in the property. Loss from a constructive sale would be recognized when the property was subsequently disposed of, and its character would depend on the Fund's holding period and the application of various loss deferral provisions of the Internal Revenue Code.

     Currency Fluctuations - "Section 988" Gains or Losses. Under the Internal Revenue Code, gains or losses attributable to fluctuations in exchange rates that occur between the time the Fund accrues receivables or liabilities denominated in a foreign currency and the time the Fund actually collects such receivables or pays such liabilities generally are treated as ordinary income or ordinary loss. Similarly, on disposition of debt securities denominated in a foreign currency and on disposition of certain options, futures, and forward contracts, gains or losses attributable to fluctuations in the value of the foreign currency between the date of acquisition of the security or contract and the date of disposition also are treated as ordinary gain or loss. These gains or losses, referred to under the Internal Revenue Code as "Section 988" gains or losses, may increase or decrease the amount of the Fund's investment company taxable income to be distributed to its shareholders as ordinary income.

     State, Local and Foreign Taxes. Income received by the Fund from sources within foreign countries may be subject to withholding and other taxes imposed by such countries. Fund shareholders may be subject to state, local and foreign taxes on their Fund distributions. In many states, Fund distributions which are derived from interest on certain U.S. Government obligations are exempt from taxation.

                   ADDITIONAL INFORMATION REGARDING VALUATION

     Equity securities traded on a national securities exchange, except for having readily available market quotations are generally valued at the last quoted sales price on the primary market or exchange where such securities are traded, provided that for securities traded on the Nasdaq National Market or the Nasdaq SmallCap Market, are valued at the last sale price. Securities will be valued based on the mean of the most recently quoted bid and asked prices where there were no sales of such securities on the date of valuation but where closing bid and asked prices for such day are available. Equity securities traded on the Nasdaq National Market or Nasdaq SmallCap Market are valued at the value is generally the Nasdaq Official Closing Price ("NOCP"), unless the NOCP is not available, in which case the value will be the Consolidated Closing Price ("CCP") reported by Nasdaq. The NOCP will be calculated at 4:00:02 p.m. Eastern time on each business day as follows: (i) if the last traded price of a listed security reported by a Nasdaq member falls within the current best bid and ask price, then the NOCP will be the last traded price; (ii) if the last traded price falls outside of that range, however, then the NOCP will be the last bid price (if higher) or the last ask price (if lower). Equity securities traded on other over-the-counter markets, including listed securities for which the primary market is believed to be over-the-counter, are valued at the mean between the most recently quoted bid and asked prices. Fixed income securities are valued at the evaluated bid prices.Securities for which the last quoted sales price or NOCP is not available are generally valued at the mean of the most recently quoted bid and asked prices. Where appropriate, valuation of the Fund's investments, including debt securities, may instead be determined by reference to prices provided by a pricing service or to broker-dealer quotations, provided, however, that debt securities with remaining maturities of 60 days or less at the time of purchase are valued on an amortized cost basis, which approximates current market value, unless the Board determines that such valuation does not constitute fair value at that time. An investment that is principally traded outside the United States is generally valued at the last quoted sales price of such security on the foreign securities exchange or market where the investment is principally traded. However, a fair value determination may be made in those instances in which Munder determines that the closing market price of one or more of its portfolio securities no longer represents their value at the time the Fund's net asset value is calculated because an intervening "significant event" is likely to have a material impact on the value of such security or securities.

     In the event that market quotations, as described above, are not readily available for any security, If an investment cannot be fairly priced by the market, a the security may be valued using pricing services or broker-dealer quotations. The Fund may employ pricing services selected by the Advisor, and approved by the Board, which may use generally acceptable pricing methodologies. This may result in the securities being valued at a price different rom the price that would have ben determined had the pricing service not been used. If a pricing service cannot provide a valuation for the security, the security may be valued by using quotations from a broker-dealer selected by the Advisor.

     Where no last sales price is available for a Depositary Receipt (defined to include an ADR, GDR, EDR or NYR) on the exchange or market where it is principally traded, the Depositary Receipt will be valued at the closing sales price of its underlying security on the security's principal foreign exchange, multiplied by the relevant exchange rate and the conversion rate of the Depositary Receipt to one share of its underlying security. If a Depositary Receipt cannot be valued pursuant to the preceding sentence, then the Depositary Receipt will be valued at the mean between the most recently quoted bid and asked prices of its underlying security on the valuation date, multiplied by (i) the relevant exchange rate and (ii) the conversion rate of the Depositary Receipt to one share of its underlying security.

     Securities which are principally traded outside of the U.S. are valued at the last quoted sales price on the security's principal exchange or market, except that for less actively-traded securities trading on the London Stock Exchange, generally referred to as "Non-SETS" traded securities, the closing price will be the mid-price between the bid and ask prices. If a security is valued in a currency other than U.S. dollars, the value will be converted to U.S. dollars using the prevailing exchange rate at the close of the London Stock Exchange.

     Notwithstanding the foregoing, if an event has occurred after the relevant foreign market has closed but prior to the calculation of the Fund's net asset value that is likely to materially affect the value of any foreign security held by the Fund (i.e., a "significant event"), the security will be valued by the Fund's Pricing Committee, which is made up of the Advisor's officers and employees as designated from time to time by management of the Advisor, using pricing procedures that have been approved by the Board in order to determine the security's fair value. The procedures require the Fund's Pricing Committee to meet when a security's market price is not readily available. In order to guard against any conflict of interest with respect to pricing determinations, members of the Fund's portfolio management team will not serve on the Pricing Committee in a voting capacity with respect to any pricing determination for the Fund. The Pricing Committee provides a forum for considering time-sensitive valuation issues, including those relating to market closures, changes in illiquid security values and other events that may have a potentially material impact on security values. The Pricing Committee will review all the valuation methodologies used by it and will take any actions necessary to ensure that appropriate procedures and internal controls are in place to address valuation issues. Generally, two voting members of the Pricing Committee are required to approve a valuation determination or procedural change. However, due to the unexpected nature of many day-to-day pricing matters and the limited amount of time available to make a pricing determination, a single member of the Pricing Committee may act on behalf of the full Committee when the other members are not readily available to participate in the determination before the applicable deadline.

     Examples of potentially significant events that could affect the value of an individual security include corporate actions by the issuer, announcements by the issuer relating to its earnings or products, regulatory news, natural disasters and litigation. Examples of potentially significant events that could affect multiple securities held by a Fund include governmental actions, natural disasters, and armed conflicts.

     In addition to fair valuations made by the Fund's Pricing Committee with respect to significant events, restricted and illiquid securities (including venture capital investments) and securities and assets for which a current market price is not readily available will be valued by the Fund's Pricing Committee at their fair value pursuant to pricing procedures adopted by the Fund's Board.

     The fair values of one or more assets may not, in retrospect, be the prices at which those assets could have been sold during the period in which the particular fair values were used in determining the Fund's net asset value. As a result, the Fund's issuance or repurchase of its shares at net asset value at a time when it owns securities that are valued at fair value may have the effect of diluting or increasing the economic interest of existing shareholders. All fair value determinations by Munder the Fund's Pricing Committee are subject to ratification by the Board. Minutes of all Pricing Committee meetings are reviewed by Munder and provided to the Board at its next regularly scheduled Board meeting. The Pricing Committee, in its discretion, may request the Board's input on any particular issue.

                              FINANCIAL STATEMENTS

     The Financial Statements of the Fund, including the notes thereto, dated June 30, 2003 have been audited by Ernst & Young LLP, independent auditors, and are incorporated by reference into this Statement of Additional Information from the Fund's Annual Report dated as of June 30, 2003. The information under the caption "Financial Highlights" appearing in the Fund's Prospectus dated January 9, 2004 shows the Fund's financial performance for the period of the Fund's operations through June 30, 2003 and has been derived from the financial statements audited by Ernst & Young LLP. Such financial statements and financial highlights are included or incorporated by reference herein in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

PART C.  OTHER INFORMATION

Item 24.  Financial Statements and Exhibits

          1.   Financial Statements:

               INCLUDED IN PART A: Financial Highlights

               INCLUDED IN PART B: The following financial statements are incorporated into Part B by reference to the Registrant's annual report for the period ended June 30, 2003, on Form N-CSR (File No. 811-09937) filed on September 8, 2003:

                    (i)   Statement of Assets and Liabilities, dated June 30,
                          2003;
                    (ii)  Statement of Operations, dated June 30, 2003;
                    (iii) Statement of Changes in Net Assets, dated June 30,
                          2003;
                    (iv) Report of Independent Accountants, dated June 30, 2003; and
                    (v)   Notes to Financial Statements, dated June 30, 2003.

          2.   Exhibits:

                    a. Amended and Restated Charter of Registrant is incorporated herein by reference to Post-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-2 filed with the Commission on November 26, 2003.

                    b. Amended and Restated Bylaws of Registrant is incorporated herein by reference to Post-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-2 filed with the Commission on November 26, 2003.

                    c.    Not Applicable.

                    d.    Not Applicable.

                    e.    Not Applicable.

                    f.    Not Applicable.

                    g. Investment Management Agreement between Registrant and Munder Capital Management is incorporated herein by reference to Pre-Effective Amendment No. 3 to the Registrant's Registration Statement on Form N-2 filed with the Commission on August 10, 2000.

                    h.    (1)  Form of Distribution Agreement between Registrant
                               and Funds Distributor, Inc. is filed herein.

                          (2) Form of Soliciting Dealer Agreement is filed herein.

                          (3) Form of Amendment to Dealer Agreement is filed herein.


                    i.    Not Applicable.

                    j.    (1)  Custody Agreement between Registrant and State
                               Street Bank and Trust Company is incorporated herein by reference to Pre-Effective Amendment No. 4 to the Registrant's Registration Statement on Form N-2 filed with the Commission on August 17, 2000.

                          (2) Amendment dated May 15, 2001 to Custody Agreement between Registrant and State Street Bank and Trust Company is incorporated herein by reference to Post-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-2 filed with the Commission on November 26, 2003.

                          (3) Second Amendment dated May 15, 2001 to Custody Agreement between Registrant and State Street Bank and Trust Company is incorporated herein by reference to Post-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-2 filed with the Commission on November 26, 2003.

                          (4) Amendment dated June 1, 2002 to Custody Agreement between Registrant and State Street Bank and Trust Company is incorporated herein by reference to Post-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-2 filed with the Commission on November 26, 2003.

                    k.    (1)  Transfer Agency and Registrar Agreement between
                               Registrant and PFPC Inc. is incorporated herein by reference to Post-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-2 filed with the Commission on November 26, 2003.

                          (2) Amendment to Transfer Agency and Registrar Agreement between Registrant and PFPC Inc. is incorporated herein by reference to Post-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-2 filed with the Commission on November 26, 2003.

                          (3) Administration Agreement between Registrant and Munder Capital Management is incorporated herein by reference to Post-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-2 filed with the Commission on November 26, 2003.

                          (4) Form of Shareholder Servicing Agreement is incorporated herein by reference to Post-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-2 filed with the Commission on November 26, 2003.

                          (5) Service Plan of Registrant is incorporated herein by reference to Post-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-2 filed with the Commission on November 26, 2003.

                    l.    (1)  Opinion and Consent of Counsel is incorporated
                               herein by reference to Pre-Effective Amendment No. 4 to the Fund's Registration Statement on Form N-2 filed with the Commission on August 17, 2000.

                          (2)  Consent of Counsel is filed herein.

                    m.    Not Applicable.

                    n.    Consent of Independent Auditors is filed herein.

                    o.    Not Applicable.

                    p. Subscription for Purchase of Initial Shares is incorporated herein by reference to Pre-Effective Amendment No. 4 to the Fund's Registration Statement on Form N-2 filed with the Commission on August 17, 2000.

                    q.    Not Applicable.

                    r. Code of Ethics of the Registrant, The Munder Funds and Munder Capital Management is incorporated herein by reference to Post-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-2 filed with the Commission on November 26, 2003.

                    s. Powers of Attorney is incorporated herein by reference to Post-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-2 filed with the Commission on November 26, 2003.


Item 25.  Marketing Arrangements: Not Applicable.

Item 26.  Other Expenses of Issuance and Distribution/(1)/:

Registration fees.......................................  $   327,300
Legal fees..............................................  $   245,000
Accounting fees.........................................  $         0
Miscellaneous (mailing, etc.)...........................  $ 1,327,700
Total...................................................  $ 1,900,000

(1) The expenses set forth above include the expenses associated with the organization of the Registrant and the initial issuance and distribution of the Registrant's shares of beneficial interest previously registered on the Registrant's Registration Statement on Form N-2 (SEC File No. 333-36588), dated August 17, 2000.

Item 27.  Persons Controlled by or Under Common Control with Registrant: None.

Item 28.  Number of Holders of Securities


As of January 2, 2004

--------------------------------------------------------------------------------
Title of Class                           Number of Recordholders
--------------------------------------------------------------------------------
Shares of Beneficial Interest                     6,193
--------------------------------------------------------------------------------


Item 29.  Indemnification

          Reference is made to Article VII, Section 3 of the Registrant's Declaration of Trust and to Article VI, Section 2 of the Registrant's By-Laws each filed as an exhibit to this Registration Statement. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised by the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 30.  Business and Other Connections of Investment Adviser:

1. Munder Capital Management ("Munder") performs investment advisory services for Registrant and other investment companies and institutional and individual investors.

2. Business and other connections of the partners and officers of Munder are set forth below.

--------------------------------------------------------------------------------
                                                                  Business
                                                                  and Other
                                                                  Connections
                                                                  During the
                                                                  Past 2 Fiscal
Name                    Current Position with Munder              Years
--------------------------------------------------------------------------------
Munder Group L.L.C.     Partner                                   None.
--------------------------------------------------------------------------------
WAM Holdings, Inc.      Partner                                   None.
--------------------------------------------------------------------------------
WAM Holdings II, Inc.   Partner                                   None.
--------------------------------------------------------------------------------
Enrique Chang           President and Chief Investment Officer    None.
--------------------------------------------------------------------------------
Paul T. Cook            Director, Technology Investing            None.
--------------------------------------------------------------------------------
Sharon E. Fayolle       Vice President and Director of Cash       None.
                        Management
--------------------------------------------------------------------------------
Peter K. Hoglund        Chief Administrative Officer              None.
--------------------------------------------------------------------------------
Todd B. Johnson         Chief Executive Officer of World Asset    None.
                        Management, a division of Munder
--------------------------------------------------------------------------------
Anne K. Kennedy         Vice President and Director of Portfolio  None.
                        Management
--------------------------------------------------------------------------------
Beth Obear              Director of Human Resources               None.
--------------------------------------------------------------------------------
Peter G. Root           Vice President and Chief Investment       None.
                        Officer, Fixed Income
--------------------------------------------------------------------------------
James C. Robinson       Chairman and Chief Executive Officer      None.
--------------------------------------------------------------------------------
Stephen J. Shenkenberg  Executive Vice President, General         None.
                        Counsel, Chief Compliance Officer and
                        Secretary
--------------------------------------------------------------------------------

For further information relating to Munder's officers, reference is made to Form ADV filed under the Investment Advisers Act of 1940 by Munder. SEC File No. 801-48394.

Item 31.  Location of Accounts and Records:

1. Accounts and records of the Registrant are maintained at the offices of:

          (a) Munder Capital Management, 480 Pierce Street or 255 East Brown Street, Birmingham, Michigan 48009 (records relating to its functions as investment adviser and administrator);

          (b) Funds Distributor, Inc., 60 State Street, Boston, Massachusetts 02109 (records relating to its functions as distributor);

          (c) PFPC Inc., 101 Federal Street, Boston, Massachusetts 02110 or 4400 Computer Drive, Westborough, Massachusetts 01581 (records relating to its functions as transfer agent); and

          (d) State Street Bank and Trust Company, 225 Franklin Street, Boston, Massachusetts 02110 (records relating to its functions as custodian and sub-administrator).

Item 32.  Management Services: Not Applicable.

Item 33.  Undertakings:

          1    Not Applicable.

          2    Applicable.

          3    Not Applicable.

          4    The Registrant undertakes:

               a. To file during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the Prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) that, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and
                    (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

               b. That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof; and

               c. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          5    Not applicable.

          6 The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery within two business days of receipt of a written or oral request, the Registrant's Statement of Additional Information.

                                   SIGNATURES


Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, its duly authorized representative, in the City of Birmingham, State of Michigan, on the 9th day of January, 2004.



                                          MUNDER @VANTAGE FUND


                                          By:  /s/  James C. Robinson
                                          --------------------------------------
                                          James C. Robinson
                                          President



     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons, in the capacities indicated, on the 9th day of January, 2004.



                  *                                         *
--------------------------------------    --------------------------------------
Charles W. Elliott, Trustee               David J. Brophy, Trustee


                  *                                         *
--------------------------------------    --------------------------------------
John Rakolta, Jr., Trustee                Joseph E. Champagne, Trustee


                  *                                         *
--------------------------------------    --------------------------------------
Thomas D. Eckert, Trustee                 Michael T. Monahan, Trustee


                  *                                         *
--------------------------------------    --------------------------------------
 Arthur T. Porter, Trustee                John Engler, Trustee


/s/ James C. Robinson                     /s/ Peter K. Hoglund
--------------------------------------    --------------------------------------
James C. Robinson, President and          Peter K. Hoglund, Vice President and
Principal Executive Officer               Principal Financial Officer


/s/ Cherie N. Ugorowski
--------------------------------------
Cherie N. Ugorowski, Treasurer and
Principal Accounting Officer


* By:  /s/ Stephen J. Shenkenberg
       -------------------------------
       Stephen J. Shenkenberg, as
       attorney-in-fact


* Pursuant to power of attorney previously filed and incorporated herein by reference to Post-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-2 filed with the Commission on November 26, 2003.

                                  EXHIBIT INDEX


EXHIBIT
NUMBER    DESCRIPTION
-------   -----------
2.h.(1) Form of Distribution Agreement between Registrant and Funds Distributor, Inc.
2.h.(2)   Form of Soliciting Dealer Agreement
2.h.(3)   Form of Amendment to Dealer Agreement
2.i.(2)   Consent of Counsel
2.n.      Consent of Independent Auditors